SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A. Consolidated and individual financial statements for the year ended December 31, 2025 and independent auditor's report KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Independent Auditor’s Report on the Individual and Consolidated Financial Statements To Shareholders, Members of the Board and Management of Braskem S.A. Camaçari – Bahia (A free translation of the original report in Portuguese, as filed in the Brazilian Securities and Exchange Commission (“CVM”), containing individual and consolidated financial statements prepared accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS Accounting Standards), issued by the International Accounting Standards Board (IASB)). Opinion We have audited the individual and consolidated financial statements of Braskem S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as of December 31, 2025, and the related statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, including material accounting policies and other explanatory information. Opinion on the individual financial statements In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. (“the Company”) as of December 31, 2025, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil. Opinion on the consolidated financial statements In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as of December 31, 2025, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Material uncertainty related to going concern We draw attention to Note 1 of the financial statements, which indicates that the Company and its subsidiaries incurred a net loss of R$ 9,880 million in the parent company and R$ 10,961 million in the consolidated during the year ended December 31, 2025 and, according to the balance sheet as of that date, current liabilities exceeded its total assets by R$ 3,090 million in the parent company and R$ 9,770 million in the consolidated, and equity was negative by R$ 16,147 million in the parent company and R$ 16,502 million in the consolidated. Management's plans regarding this matter are described in the aforementioned note. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matter Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the financial statements of the current period. This matter was addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. In addition to the matter described in the “Material uncertainty related to going concern section”, we have determined the matter described below to be the key audit matter to be communicated in our report. Property, plant and equipment, intangible and right-of-use assets impairment assessment See the notes 11, 12 and 13 to the individual and consolidated financial statements Key audit matter How our audit conducted this issue As of December 31, 2025, the Company's individual and consolidated assets included property, plant and equipment, intangible, and right-of-use assets in the amounts of R$ 19,569 million and R$ 44,526 million, respectively, including assets allocated to the cash-generating units (“CGUs”) of the Petrochemical complex Northeast, the Petrochemical complex South, the Petrochemical complex São Paulo, the Petrochemical complex Rio de Janeiro, the Petrochemical complex Pennsylvania, the Petrochemical complex Marcus Hook, the Petrochemical complex West Virginia - Neal, the Petrochemical complex Texas – Oyster Creek, the Petrochemical complex Texas - La Porte, the Petrochemical complex Texas - Seadrift, the Our procedures included, but were not limited to: – We assessed the design, implementation, and effectiveness of internal controls that we considered key, related to the determination of the recoverable amount of property, plant and equipment, intangible, and right-of-use assets, including certain controls related to the development of key assumptions used such as revenue, cost, and expense growth rates in the projected period and in perpetuity, and discount rates, as well as controls over disclosures in the individual and consolidated financial statements; – With the assistance of our corporate finance valuation specialists: (i) we assessed the main assumptions used by the Company to estimate fair Petrochemical complex Oyster Creek and the Petrochemical complex Braskem Idesa (“the Petrochemical complex CGUs”). Management performs impairment tests for each CGU to which these assets are allocated whenever changes in events or circumstances indicate that the value of the assets may be impaired. For each CGU containing goodwill related to future profitability, tests are performed at least annually. When the carrying amount of the asset exceeds its recoverable amount, the Company recognizes a provision for impairment. The recoverable amount is the higher of fair value less costs of disposal and value in use. The Company's Management determined the recoverable amount based on fair value less costs of disposal and/or value in use, using the discounted cash flow model. The cash flow projections used by Management to estimate the recoverable amount of property, plant and equipment, intangible assets, and right-of-use assets include significant key assumptions regarding revenue, cost, and expense growth rates in the projection period and in perpetuity, as well as discount rates. During the year ended 2025, as a result of the impairment tests performed for the Petrochemical complex CGUs, the Company identified an impairment loss for the Petrochemical complex Braskem Idesa for property, plant and equipment, intangible, and right-of-use assets in the amounts of R$ 1,287 million, R$ 49 million, and R$ 100 million, respectively. Due to the degree of judgment and the uncertainties inherent in the assumptions used to estimate the value in use and/or the fair value of the cash-generating units, we consider this matter to be significant for our audit. value less costs of disposal and/or value in use, including estimations of revenue, cost, and expense growth rates during the projection period and into perpetuity, as well as discount rates, comparing them with available market information and actual performance against previous cash flow projections; and (ii) we conducted an independent sensitivity analysis on the discounted cash flows of each cash-generating unit to identify in which situations these flows would result in recoverable amounts equal to or less than the carrying amount of property, plant and equipment, intangible, and right-of-use assets; and – We assessed whether the disclosures in the individual and consolidated financial statements consider the relevant information regarding the recoverable amounts of the Petrochemical complex CGUs. Our tests revealed deficiencies in the operational effectiveness of internal controls related to the recoverable amounts of the Petrochemical complex CGUs. As a result, we expanded the scope of our substantive procedures beyond what was originally planned in order to obtain sufficient and appropriate audit evidence regarding the recoverable amounts of certain CGUs. Based on the evidence obtained through the above summarized procedures, we consider the recoverable amounts of the Petrochemical complex CGUs, as well as the related disclosures, to be acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2025. Other matters – Statements of value added Statements of value added The individual and consolidated statements of value added (DVA) for the year ended December 31, 2025, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS Accounting Standards purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements. Other information accompanying the individual and consolidated financial statements and the auditor's report Management is responsible for the other information comprising the management report. Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the individual and consolidated financial statements Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process. Auditors’ responsibilities for the audit of the individual and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: − Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. − Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control. − Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. − Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern. − Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. − Plan and execute the group audit to obtain appropriate and sufficient audit evidence regarding the financial information of the group's entities or business units as a basis for forming an opinion on the group's financial statements. We are responsible for directing, supervising, and reviewing the audit work performed for the purposes of the group audit and, consequently, for the audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, including, when applicable, the actions taken to eliminate the threats or safeguards applied by the Company. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, March 26, 2026 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fernando Rodrigues Nascimento Accountant CRC 1SP244524/O-1 Braskem S.A. Statement of consolidated financial position at December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 7 Consolidated Parent company Assets Note 2025 2024 2025 2024 Current assets Cash and cash equivalents 4 10,501 14,986 4,052 5,388 Financial investments 5 1,336 1,786 1,032 1,643 Trade accounts receivable 6 3,455 3,562 3,017 3,792 Inventories 7 10,421 13,688 7,001 9,761 Taxes recoverable 9 2,703 1,372 1,819 617 Recoverable income taxes 496 782 59 265 Derivatives 18.7 365 73 35 13 Other receivables 1,171 788 596 653 - Total 30,448 37,037 17,611 22,132 Non-current assets Taxes recoverable 9 3,562 1,758 3,296 1,385 Recoverable income taxes 225 295 138 295 Deferred income tax and social contribution 20.2 1,557 13,882 - 12,268 Derivatives 18.7 501 99 40 45 Other receivables 566 543 381 380 - - - - - Investments 10 494 438 22,570 29,164 Property, plant and equipment 11 37,579 40,417 15,583 15,882 Intangible assets 12 3,063 3,387 2,368 2,567 Right-of-use assets 13 (a) 3,884 3,719 1,618 1,977 Total 51,431 64,538 45,994 63,963 Total assets 81,879 101,575 63,605 86,095 Braskem S.A. Statement of consolidated financial position at December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 8 Consolidated Parent company Liabilities and shareholders' equity Note 2025 2024 2025 2024 Current liabilities Trade payables 14 13,177 16,883 13,181 16,834 Borrowings and debentures 15 8,268 2,278 1,204 516 Braskem Idesa borrowings 16 12,504 857 - - Derivatives 18.7 331 212 - 143 Payroll and related charges 810 1,033 593 714 Taxes payable 19 475 625 360 501 Income taxes payable 3 243 - - Sundry provisions 21 711 619 619 526 Accounts payable to related parties 8(b) - - 2,166 6,279 Geological event in Alagoas 23 1,107 2,436 1,107 2,436 Lease 13 (b) 902 1,000 483 607 Other payables 1,930 2,086 988 1,007 Total 40,218 28,272 20,701 29,563 Non-current liabilities Borrowings and debentures 15 43,553 50,954 6,551 8,687 Braskem Idesa borrowings 16 1,803 14,277 - - Derivatives 18.7 497 101 1 22 Taxes payable 19 62 264 62 94 Accounts payable to related parties 8(b) - - 44,385 44,755 Loan from non-controlling shareholders of Braskem Idesa 8(a) 1,037 1,050 - - Deferred tax liabilities 20.2 1,469 1,307 539 - Post-employment benefits 24.3 506 551 293 325 Legal provisions 22 922 845 922 845 Sundry provisions 21 1,213 1,352 1,213 1,352 Geological event in Alagoas 23 2,396 3,134 2,396 3,134 Lease 13 (b) 3,249 3,306 1,395 1,807 Other payables 1,456 440 1,294 293 Total 58,163 77,581 58,512 61,314 Shareholders' equity 25 Capital 8,043 8,043 8,043 8,043 Capital reserve and treasury shares 11 13 11 13 Additional paid in capital (488) (488) (488) (488) Other comprehensive income (loss) 189 1,684 189 1,684 Accumulated losses (23,902) (14,034) (23,902) (14,034) Total attributable to the Company's shareholders (16,147) (4,782) (16,147) (4,782) Non-controlling interest in subsidiaries (355) 504 - - Total (16,502) (4,278) (16,147) (4,782) Total liabilities and shareholders' equity 81,879 101,575 63,066 86,095 Braskem S.A. Statement of consolidated profit or loss for the years ended December 31 All amounts in millions of Reais, except (loss) per share The notes are an integral part of the consolidated and parent company financial statements. 9 Consolidated Parent company Note 2025 2024 2025 2024 Net revenue 27 70,717 77,411 50,687 53,014 Cost of products sold 30 (69,161) (71,414) (49,515) (51,438) Gross profit 1,556 5,997 1,172 1,576 Income (expenses) Selling and distribution 30 (2,067) (1,991) (1,038) (1,053) Reversal of (loss for) impairment of trade accounts receivable and others from clients 30 (125) 108 (114) 98 General and administrative 30 (2,615) (2,639) (1,613) (1,608) Research and development 30 (460) (463) (201) (202) Results from equity-accounted investees 10(c) 9 (21) 1,312 1,434 Other income 30 3,213 978 2,950 1,200 Other expenses 30 (1,318) (3,048) (1,409) (3,182) (Loss) profit before financial results and taxes (1,807) (1,079) 1,059 (1,737) Financial results 29 Financial expenses (6,802) (6,853) (6,809) (6,397) Financial income 2,290 1,719 1,951 1,188 Derivatives and exchange rate variations, net 3,474 (11,520) 3,015 (9,157) (1,038) (16,654) (1,843) (14,366) Loss before income tax (2,845) (17,733) (784) (16,103) Income taxes 20.1(a) (8,116) 5,681 (9,096) 4,783 Loss for the year (10,961) (12,052) (9,880) (11,320) Attributable to: Company's shareholders (9,880) (11,320) (9,880) (11,320) Non-controlling interest in subsidiaries (1,081) (732) - - Loss for the year (10,961) (12,052) (9,880) (11,320) Loss per share - R$ 26 Basic and diluted Common (12.3926) (14.1998) (12.3926) (14.1998) Preferred shares class "A" (12.3926) (14.1998) (12.3926) (14.1998) Preferred shares class "B" (12.3926) (14.1998) (12.3926) (14.1998) Braskem S.A. Statement of consolidated and other comprehensive income (loss) for the years ended December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 10 Consolidated Parent company Note 2025 2024 2025 2024 Loss for the year (10,961) (12,052) (9,880) (11,320) - Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge 135 (179) 148 (167) Fair value adjustments of trade accounts receivable (1) (1) (1) (1) Exchange variation in hyperinflationary economy, net of taxes 4 18 4 18 138 (162) 151 (150) Exchange variation of foreign sales hedge 18.9 551 (3,054) 551 (3,054) Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.9 1,328 (1,066) 996 (799) 1,879 (4,120) 1,547 (3,853) Foreign subsidiaries currency translation adjustment (3,247) 6,682 (3,184) 6,672 Total (1,230) 2,400 (1,486) 2,669 Item that will not be reclassified to profit or loss Actuarial gain (loss) with post-employment benefits, net of taxes 5 58 5 58 Fair value on financial transactions, net of taxes (4) (49) (4) (180) Total 1 9 1 (122) Total comprehensive loss for the year (12,190) (9,643) (11,365) (8,773) Attributable to: Company's shareholders (11,365) (8,773) Non-controlling interest in subsidiaries (825) (870) Total comprehensive loss for the year (12,190) (9,643) Braskem S.A. Statement of changes in equity Years ended December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 11 Parent company and Consolidated Attributed to shareholders' interest Total Capital Total shareholders' reserve Additional Other Braskem Non-controlling equity and Treasury Shares paid in comprehensive Accumulated shareholders' interest in (net capital Capital capital income (loss) losses interest subsidiaries deficiency) As of January 1, 2024 8,043 27 (488) (852) (2,738) 3,992 (713) 3,279 Comprehensive income for the year: Loss for the year - - - - (11,320) (11,320) (732) (12,052) Exchange variation of foreign sales hedge - - - (3,853) (3,853) (267) (4,120) Fair value adjustments of cash flow hedge - - - (167) (167) (12) (179) Actuarial gain with post-employment benefits, net of taxes - - - 58 - 58 - 58 Fair value adjustments of trade accounts receivable, net of taxes - - - (1) - (1) - (1) Exchange variation in hyperinflationary economy, net of taxes - - - 18 - 18 - 18 Fair value adjustments of financial transactions, net of taxes - - - (180) 5 (175) 126 (49) Foreign subsidiaries currency translation adjustment - - - 6,672 6,672 10 6,682 Total - - - 2,547 (11,315) (8,768) (875) (9,643) Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - (10) 10 - - - Long term incentive plan, net of taxes - (14) - (1) 1 (14) - (14) Total - (14) - (11) 11 (14) - (14) Contributions and distributions to shareholders: Dividends-lapse of statute of limitation - - - - 8 8 - 8 Proceeds from sale of non-controlling interests Capital increase from controlling interests - - - - - - 2,260 2,260 Sale of investment in subsidiary - - - - - - (168) (168) Total - - - - 8 8 2,092 2,100 As of December 31, 2024 8,043 13 (488) 1,684 (14,034) (4,782) 504 (4,278) Braskem S.A. Statement of changes in equity Years ended December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 12 Parent company and Consolidated Attributed to shareholders' interest Total Capital Total shareholders' reserve Additional Other Braskem Non-controlling equity and Treasury shares paid in comprehensive Accumulated shareholders' interest in (net capital Capital capital income (loss) losses interest subsidiaries deficiency) As of January 1, 2025 8,043 13 (488) 1,684 (14,034) (4,782) 504 (4,278) Comprehensive income for the year: Loss for the year - - - - (9,880) (9,880) (1,081) (10,961) Exchange variation of foreign sales hedge - - - 1,547 - 1,547 332 1,879 Fair value adjustments of cash flow hedge - - - 148 - 148 (13) 135 Actuarial gain with post-employment benefits, net of taxes - - - 5 - 5 - 5 Fair value adjustments of trade accounts receivable - - - 4 - 4 - 4 Exchange variation in hyperinflationary economy, net of taxes - - - (1) - (1) - (1) Fair value of financial transactions, net of taxes - - - (4) - (4) - (4) Foreign subsidiaries currency translation adjustment - - - (3,184) - (3,184) (63) (3,247) Total - - - (1,485) (9,880) (11,365) (825) (12,190) Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - (6) 6 - - - Realization of deemed cost of jointly-controlled investment, net of taxes - - - (4) 4 - - - Long term incentive plan, net of taxes - (2) - - - (2) - (2) Total - (2) - (10) 10 (2) - (2) Contributions and distributions to shareholders: Dividends-lapse of statute of limitation - - - - 2 2 - 2 Capital (reduction) increase - - - - - - (22) (22) Sale of investment in subsidiary - - - - - - (12) (12) Total - - - - 2 2 (34) (32) As of December 31, 2025 8,043 11 (488) 189 (23,902) (16,147) (355) (16,502) Braskem S.A. Statement of cash flows Years ended December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 13 Consolidated Parent company Note 2025 2024 2025 2024 Loss before income tax (2,845) (17,733) (784) (16,103) Adjustments for: Depreciation and amortization 30 4,673 4,950 2,826 3,068 Results from equity-accounted investees 10(c) (9) 21 (1,312) (1,434) Interest and foreign exchange gain 1,115 17,555 2,914 12,520 Provisions, net 431 178 308 186 Industrial transformation in Alagoas 1 781 - 781 - Provision - geological event in Alagoas 23 320 2,123 320 2,123 Gain on the sale of subsidiary Cetrel (24) (424) (24) (424) Loss (reversal) for impairment of trade accounts receivable and others 125 (108) 114 (98) PIS and COFINS credits 9(i) (3,825) (3,825) Impairment Braskem Idesa 1,446 Provision for impairment and loss on sale of property, plant and equipment (6) 212 (86) 163 2,182 6,774 1,232 1 Changes in operating working capital Financial investments 614 3,325 680 3,464 Trade accounts receivable (240) - 664 (724) Inventories 2,939 (181) 2,708 (412) Taxes recoverable 1,181 183 959 115 Other receivables (613) 426 (102) (66) Trade payables (2,343) 384 (3,508) 3,073 Taxes payable (177) (311) (191) 274 Sundry provisions (246) (679) (199) (912) Geological event in Alagoas 23 (2,594) (2,052) (2,594) (2,052) Other payables (261) (538) 847 (418) Cash generated from operating activities 442 7,331 496 2,343 Interest paid (4,427) (4,261) (1,021) (1,090) Income taxes paid (215) (635) (50) (305) Net cash generated from (used in) operating activities (4,200) 2,435 (575) 948 Proceeds from the sale of fixed and intangible assets - 56 - 2 Proceeds from the sale of subsidiaries 171 203 172 209 Resources received from the reserve of subsidiaries 466 Dividends received 31 17 5,523 28 Additions to investments (47) - - (66) Acquisitions to property, plant and equipment and intangible assets (3,092) (3,761) (2,108) (1,785) Acquisitions to right of assets under construction (39) Financial investments (79) Proceeds from sale of investment fund units 108 - 108 - Net cash (used) generated in investing activities (2,947) (3,485) 4,161 (1,612) Short-term and Long-term debt 17 Issued 5,453 5,617 - 518 Payments (1,685) (4,994) (979) (2,192) Braskem Idesa borrowings 17 Issued 972 1,094 - - Payments (670) (276) - - Related parties 17 Issued - - 4,196 2,471 Payments - - (7,627) (2,789) Lease 13 (ii) (873) (1,004) (512) (614) Dividends paid - (6) - - Proceeds from non-controlling capital contributions (22) 38 - - Net cash generated from (used in) financing activities 3,175 469 (4,922) (2,606) Exchange variation on cash of foreign subsidiaries (513) 1,380 - - Increase (decrease) in cash and cash equivalents (4,485) 799 (1,336) (3,270) Represented by Cash and cash equivalents at the beginning of the year 14,986 14,187 5,388 8,658 Cash and cash equivalents at the end of the year 10,501 14,986 4,052 5,388 Increase (decrease) in cash and cash equivalents (4,485) 799 (1,336) (3,270) Braskem S.A. Statement of value added Years ended December 31 All amounts in millions of Reais The notes are an integral part of the consolidated and parent company financial statements. 14 Consolidated Parent company 2025 2024 2025 2024 Revenue 84,141 90,192 63,708 65,719 Sale of goods, products and services 81,802 89,783 61,691 65,264 Other income, net 2,464 301 2,131 357 Loss for doubtful accounts (125) 108 (114) 98 Inputs acquired from third parties (73,425) (78,517) (54,637) (59,183) Cost of products, goods and services sold (69,886) (73,564) (52,029) (55,221) Material, energy, outsourced services and others (2,778) (4,847) (1,876) (3,869) Gain of assets (761) (106) (732) (93) Gross value added 10,716 11,675 9,071 6,536 Depreciation, amortization and depletion (4,673) (4,950) (2,826) (3,068) Net value added produced by the Company 6,043 6,725 6,245 3,468 Value added received in transfer 5,817 2,923 6,355 3,679 Results from equity-accounted investees 9 (21) 1,312 1,434 Financial income 5,808 2,944 5,043 2,245 Total value added to distribute 11,860 9,648 12,600 7,147 Personnel 2,324 2,400 1,296 1,392 Direct compensation 1,802 1,899 937 1,045 Benefits 407 400 246 246 FGTS (Government Severance Pay Fund) 115 101 113 101 Taxes, fees and contributions 13,109 (642) 14,041 208 Federal 9,505 (4,666) 10,459 (3,794) State 3,564 3,981 3,564 3,981 Municipal 40 43 18 21 Remuneration on third parties' capital 7,388 19,942 7,143 16,867 Financial expenses 6,834 19,566 6,876 16,582 Rentals 554 376 267 285 Remuneration on own capital (10,961) (12,052) (9,880) (11,320) Loss for the year (9,880) (11,320) (9,880) (11,320) Non-controlling interest in subsidiaries (1,081) (732) - - Value added distributed 11,860 9,648 12,600 7,147 15 Summary of Notes 1 The Company and its operations ........................................................................................................................ 17 2 Basis of preparation of the financial statements ................................................................................................ 24 3 Application of estimates and judgments ............................................................................................................ 29 4 Cash and cash equivalents ................................................................................................................................. 30 5 Financial investments ......................................................................................................................................... 31 6 Trade accounts receivable ................................................................................................................................. 31 7 Inventories ......................................................................................................................................................... 33 8 Related parties ................................................................................................................................................... 34 9 Taxes recoverable .............................................................................................................................................. 37 10 Investments ....................................................................................................................................................... 38 11 Property, plant and equipment ........................................................................................................................... 41 12 Intangible assets ................................................................................................................................................. 43 13 Leases................................................................................................................................................................. 47 14 Trade payables ................................................................................................................................................... 50 15 Borrowings and debentures ............................................................................................................................... 51 16 Braskem Idesa borrowings ............................................................................................................................... 53 17 Reconciliation of financing activities in the statement of cash flow ................................................................... 54 18 Financial instruments and risk management .................................................................................................. 55 19 Taxes payable ..................................................................................................................................................... 72 20 Income taxes ..................................................................................................................................................... 72 21 Sundry provisions ............................................................................................................................................... 77 22 Provisions for legal proceedings and contingent liabilities ................................................................................. 80 23 Geological event - Alagoas ................................................................................................................................. 86 24 Benefits offered to employees ............................................................................................................................ 95 25 Equity ................................................................................................................................................................. 99 16 26 Earnings (loss) per share ................................................................................................................................ 100 27 Net revenue ...................................................................................................................................................... 101 28 Tax incentives .................................................................................................................................................. 102 29 Financial results ................................................................................................................................................ 103 30 Expenses by nature and function ................................................................................................................... 104 31 Segment information ...................................................................................................................................... 105 32 Contractual obligations .................................................................................................................................. 107 33 Subsequent events ......................................................................................................................................... 107 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 17 1 The Company and its operations Braskem S.A. (“Parent Company” or Braskem) is a public corporation with headquarters in Camaçari, Bahia. Jointly with its subsidiaries (“Company”), it is controlled by Novonor S.A. – Under Judicial Reorganization (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in Braskem’s voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A. The Braskem’s shares are traded on: • B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6; • New York Stock Exchange (“NYSE”) under the ticker BAK; and • Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK. Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, as well as the production, supply and sale of utilities such as steam, water, compressed air and industrial gases. It also provides industrial services and is engaged in the production, supply and sale of electric energy and gas for its own use and use by other companies. The Company's operations are represented as follows: 3 28 Mexico 1 4 1 Latin America 4 › Peru › Chile › Colombia › Argentina 4 › Salvador › São Paulo › Rio de Janeiro › Porto Alegre › Alagoas Brazil › Philadelphia › Houston United States 2 5 2 Netherlands Germany › Rotterdam 1 2 1 › Japan › Singapore › India 1 2 Asia › Thailand (under development) INNOVATION CENTER INDUSTRIAL PLANT COMMERCIAL OFFICE REPRESENTATIVE OFFICE Legend: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 18 The petrochemical plants are dedicated to producing thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals. Economic and financial condition of Braskem Idesa and significant uncertainty related to its going concern The financial information of Braskem Idesa, included in these consolidated financial statements, has been prepared on a going concern basis, which assumes the going concern and the realization of assets and settlement of liabilities and commitments in the ordinary course of the Braskem Idesa’s business. The deterioration of Braskem Idesa’s economic and financial condition is set within an adverse operating environment observed over recent years, primarily characterized by a significant compression of petrochemical spreads, resulting from a prolonged industry downturn, driven by weaker-than-expected global demand and global oversupply, largely attributable to China and the USA, as well as an increase in the reference price of ethane related to the original contract with the local supplier. In addition, Braskem Idesa faced material constraints in access to ethane in Mexico, the main feedstock for its production process, which limited operational flexibility, reduced capacity utilization rates, and increased exposure to import feedstocks with lower economic competitiveness. Taken together, these factors resulted in operating cash generation consistently below the level required to support Braskem Idesa’s existing indebtedness, contributing to liquidity imbalance and an increased financial risk profile. As a result, in September 2025, Braskem Idesa announced that, with the objective of reviewing its current capital structure and liquidity conditions, it had engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and Sainz Abogados) to support Braskem Idesa in assessing a broad range of economic and financial alternatives. In October 2025, Braskem Idesa increased the amount of the Term Loan originally contracted in May 2025, from R$ 523 (US$ 95) to R$ 990 (US$ 180). Disbursements related to the expansion of this credit facility are due in December 2026. Over the last quarter of 2025, Braskem Idesa executed drawdowns totaling R$ 188 (US$ 34) from the additional credit facility of the Term Loan. In November 2025, Braskem Idesa defaulted on interest payments related to the bond maturing in 2029. As of December 31, 2025, the outstanding balance of such interest, recorded in current liabilities, amounted to R$ 230 (US$ 42). As a result of this non-payment, the full outstanding balance of interest and principal of the bond may be accelerated by the bondholders, subject to the applicable contractual quorum. Since the decision to accelerate the debt is not under Braskem Idesa’s control and it does not have the ability to defer these payments for at least 12 months after the reporting date, the balance of this obligation was reclassified to current liabilities, as well as other borrowings that contain cross-default clauses in their contracts. The Company’s remaining balances of borrowings and debentures were not impacted. Accordingly, Braskem Idesa fully reclassified the principal amount of the bonds from non-current liabilities to current liabilities, totaling R$ 12,083 (US$ 2,196), of which R$ 4,954 (US$ 900) relates to the 2029 bond, R$ 6,606 (US$ 1,201) relates to the 2032 bond and R$ 523 (US$ 95) relates to the Term Loan. As a result of the breach of contractual terms under the financing arrangements that supported the hedging relationships, Braskem Idesa discontinued the application of hedge accounting, as described in note 18.9. In December 2025, Braskem Idesa provided certain holders of the 2029 and 2032 bonds (the ad-hoc group or “AHG”) with non-public information in the context of a potential reorganization of its capital structure. After the parties were unable to reach a consensus on the proposal submitted by Braskem Idesa, such information was subsequently disclosed to the market, including the discussion materials and the proposals presented. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 19 Additionally, in February 2026, Braskem Idesa announced the non-payment of the interest due on the 2032 bond. Finally, in light of the context presented, Braskem Idesa remains engaged in negotiations with the AHG, with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. Law), which may have potential impacts on the shareholding control of Braskem Idesa. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Braskem Idesa’s ability to continue as a going concern. In this context, Management performed an assessment of the recoverability of its assets based on the best estimates and assumptions available as of the reporting date. As a result of this process, the following effects were recognized in the consolidated financial statements: • Asset impairment – Braskem Idesa recognized an impairment loss of R$ 1,468, as detailed in Note 12, after identifying that the recoverable amounts of its assets were lower than their carrying amounts. This impact was substantially recognized in cost of products sold in the consolidated statement of profit or loss for the year. • Valuation allowance for non-recoverability of deferred taxes – Braskem Idesa reassessed its projections of future taxable profits and, based on the best estimates available as of the reporting date, concluded that there is no sufficient basis for the recovery of a portion of its deferred tax assets. As a result, a valuation allowance in the amount of R$ 1,175 was recognized, substantially representing the entirety of the deferred tax asset. Notwithstanding the significant uncertainty mentioned above, Management believes that the use of the going concern assumption remains appropriate in the preparation of these consolidated financial statements, considering that the Company and its subsidiary continue to operate, with ongoing activities and initiatives underway aimed to financial restructuring and the restoration of liquidity. Accordingly, these consolidated financial statements do not include adjustments that might be required if its subsidiary was unable to continue operating on a going concern basis. The Company's economic and financial condition and the maintenance of the going concern assumption The consolidated financial statements have been prepared under the going concern assumption, which presumes the continuity of operations and the realization of assets as well as the settlement of liabilities and commitments in the ordinary course of business of the Company. As of December 31, 2025, the statement of financial position presents negative net working capital (defined as total current assets less total current liabilities) at the consolidated level, amounting to R$9,770 (2024: R$8,765 positive). The balances are negative due to the effects of Braskem Idesa’s financings, which were reclassified to current liabilities. Net working capital is negative at the Parent Company level, amounting to R$ 3,090 (2024: R$ 7,431). Shareholders’ equity is negative by R$ 16,502 at the consolidated level (2024: R$ 4,278) and by R$ 16,147 at the Parent Company level (2024: R$ 4,782), mainly impacted in the year by the valuation allowance for realization of deferred tax asset in the amount of R$ 11,107, as disclosed in Note 20.2.c. Borrowings and debentures are predominantly due in the long term, except for the reclassification effect related to Braskem Idesa’s borrowings, and more than 95% are denominated in US dollars, consistent with the Company's Financial Policy. Braskem believes that this US dollar exposure is comfortable since a significant portion of the projected operating cash flow for the upcoming years, intended for debt-service payments, is either directly or indirectly in US dollars. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 20 In September 2025, the Company has engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados) to assist in preparing a diagnosis of the economic-financial alternatives to reorganize its capital structure. Consistent with its cash management, in October 2025, the Company has withdrawn the available stand-by credit facility in the amount of US$ 1.0 billion (R$: 5,350). The credit facility matures in December 2026. At the end of December 2025, the Company's global credit ratings were assigned by the rating agencies Fitch Ratings and S&P Global as CC and CCC-, with no outlook and negative outlook, respectively. In this context, there was an increase in the balances of reserve accounts associated with the fulfillment of certain contractual obligations (see note 5), and guarantees were provided for specific energy trading contracts. As of December 31, 2025, no provisions were recorded, nor was the Company considered in default under these energy trading contracts. During 2025, there was a decrease in the availability of certain payment agreements with financial institutions related to forfaiting agreements (see note 14). During 2025, the Company had access to a set of actions that contributed to strengthening its cash position for the coming years, include, among others: PRESIQ: In December 2025, aiming to mitigate the effects of the termination of the REIQ (“Special Regime for the Chemical Industry”) and preserve the competitiveness of the Brazilian chemical industry, which is a strategic and essential sector for the Brazilian economy, Law No. 15,294/25 was enacted, establishing PRESIQ (“Special Program for the Sustainability of the Chemical Industry”). The program introduces an incentive regime aimed at fostering the Brazilian chemical industry, effective from January 1, 2027, through December 31, 2031, in two modalities: (i) industrial, related to the acquisition of certain chemical products, and (ii) investment, related to the expansion or modernization of installed capacity. PE Antidumping Measures: In November 2024, SECEX Circular Letter No. 63/2024 was published, initiating an investigation to assess the existence of dumping in exports of polyethylene resins from the United States and Canada to Brazil, as well as the resulting injury to the domestic industry. Following the issuance of the preliminary determination of the investigation, the Trade Defense Department (“DECOM”) recommended the application of a provisional antidumping measure. In August 2025, the Executive Management Committee of the Foreign Trade Chamber (“GECEX”/“CAMEX”) approved the application of a provisional antidumping duty for a six-month period on imports of polyethylene resins originating from the United States and Canada. The investigation remains ongoing and is at a final stage. List of Cyclical Trade Imbalances: In October 2025, GECEX approved, through GECEX Resolution No. 800/2025, the maintenance of the 20% import duty rate applicable to PE, PP, and PVC resins produced by the Company, effective through October 16, 2026, upon their inclusion in the List of Temporary Tariff Increases for Conjunctural Trade Imbalances. These measures are strategic, as they contribute to preserving the Company’s competitiveness in the domestic market by mitigating the impacts of unfair competition and imports at artificially reduced prices. Management assessed, in a comprehensive manner, the internal and external factors capable of affecting the going concern assumption. Based on available information and the projections set forth in the approved business plan, Management identified a high level of cash utilization over the assessment horizon, considering both existing cash balances and projected operating-cycle inflows. Key elements considered include: • The prolonged downturn cycle in the petrochemical industry, with structurally compressed spreads; • Cash consumption associated with debt service, particularly recurring interest payments; Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 21 • Cash requirements related to the obligations arising from the Geological Event in Alagoas; • Cash needs for the maintenance of operating assets, essential for ensuring operational continuity and safety; • Credit rating downgrade; and • Maturity of the US$ 1.0 billion stand-by facility in December 2026, requiring a significant cash outflow, if not renewed. These factors, as reflected in the approved business plan, indicate increasing pressure on liquidity and guide Management’s actions aimed at continuously adjusting the Company’s financial position to the current challenges faced by the global chemical industry, as described below. Measures to strengthen financial resilience and capital structure reorganization Among the initiatives currently under development, the planned reorganization of the capital structure is noteworthy, as it depends on variables outside the Company’s exclusive control. The assessment of capital structure reorganization began in September 2025, when the Company disclosed to the market the engagement of specialized financial and legal advisors to support a comprehensive diagnosis of the available economic‑financial options, with a focus on strengthening liquidity in the capital structure. The Company and its specialized financial and legal advisors have been progressing in a structured manner in the formulation of a comprehensive capital structure reorganization plan and in negotiations with the creditors’ advisors. Regulatory measures In March 2026, Complementary Law No. 228 was enacted, providing for the increase of the benefit under the REIQ from 0.73% to 5.8%. This benefit corresponds to PIS and Cofins credits levied on raw materials used by the chemical and petrochemical industries, which may be offset against federal taxes. The benefit will have a sector‑wide budget limit of R$ 2 billion and will remain in effect from March through December 31, 2026, and, beginning in April, will be subject to a 10% reduction, as provided for in the applicable legislation. For the year 2026, a sector cap of R$ 1.1 billion was also established for the use of the incremental credit (“REIQ Investment”) of 1.5%, which is linked to the execution of investment projects. Potential Transaction involving a change in Braskem’s controlling shareholder In December 2025, Novonor informed the Company of the execution of a binding agreement between a FIDC managed by Vórtx Capital and advised by IG4 Sol Ltda., and Novonor’s creditor banks, for the acquisition of all loans secured by shares issued by Braskem and held by NSP Investimentos S.A., as well as the signing of an exclusivity agreement for negotiating a potential corporate transaction involving such shares (the “Transaction”). On December 23, 2025, the Transaction was submitted to the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – “CADE”) for clearance by the competition authority. In February 2026, Petrobras informed that it would not exercise its preemptive rights, and, subsequently, in March 2026, CADE’s General Superintendence approved the Transaction without restrictions, as evidenced by the certificate of final and unappealable decision issued on March 25, 2026. The Transaction has also been approved by the United States competition authority, leaving only the approvals from competition authorities in Mexico and the European Union pending. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 22 These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Given this material uncertainty, Management reassessed, for accounting purposes, the fulfillment of the “highly probable transactions” criterion required under IFRS 9 for the continuation of its hedge accounting program, which resulted in the prospective discontinuation, as of December 31, 2025, of the hedge accounting related to certain future revenues of Braskem S.A. It should be emphasized that this discontinuation results exclusively from the assessment of compliance with applicable accounting requirements in a context of heightened uncertainty and does not alter the expectation of realization of such transactions, which remain forecast and included in the approved business plan. The financial statements do not include any adjustments to reflect possible future effects over the recoverability and classification of assets or amounts and classification of liabilities that may result from material uncertainty related to the Company’s ability to continue operating normally. Industrial transformation in Alagoas In September 2025, the Company, in line with its commitment to achieving competitiveness across all stages of its production process, initiated steps to convert the operation of its chlor-alkali plant in Alagoas into a facility dedicated to the handling of large volumes of ethylene dichloride (“EDC”). As part of this transformation, the production of chlorine and caustic soda has been mothballed. Following this decision, the Company will import all of its EDC requirements, the raw material for PVC production, through a long-term contract signed with an international supplier, thereby strengthening the competitiveness of its PVC production. The assets dedicated exclusively to the production of chlorine and caustic soda have been mothballed, and part of the unit’s infrastructure has been redirected to support EDC handling operations. This aims to provide greater flexibility in the logistics of this material, as well as to ensure increased operational efficiency and better integration within the PVC production chain. The mothballed assets are part of the cash-generating unit of the Northeastern Petrochemical Complex. Given that, as of December 31, 2025, there was no expectation of recovering the mothballed assets, the Company recognized impairment losses, write-off of goodwill, and other provisions, amounting R$781, as described below: Description Classification in profit or loss for the period Amount Write-off of property, plant and equipment Cost of goods sold 459 Inventory write-off Cost of goods sold 30 Inventory write-off Other expenses 42 Impairment loss on goodwill Other expenses 192 Other provisions Other expenses 58 Total 781 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 23 Tax Reform in Brazil The enactment of Constitutional Amendment No. 132/2023 restructured the Brazilian tax system by replacing the main consumption taxes with a dual VAT model. In 2025, Complementary Law No. 214/2025 was issued, regulating the reform and establishing the Tax on Goods and Services (“IBS”), the Contribution on Goods and Services (“CBS”), and the Selective Tax, thereby setting the framework for the transition scheduled beginning in 2026. In 2026, Complementary Law No. 227/2026 was enacted, creating the IBS Managing Committee and introducing additional regulatory aspects of the reform. The reform is currently in its early implementation phase, with test rates scheduled only for 2026 and a gradual schedule extending to 2033. In 2025, the Company carried out system updates and adjustments to comply with the requirements applicable from 2026 onwards. The financial statements presented herein do not reflect any effects of the tax reform, as the changes do not yet give rise to material accounting or financial impacts in the 2025 fiscal year. The Company will continue to monitor regulatory developments and assess potential operational, tax, and system effects throughout 2026. Uncertainties arising from geopolitical conflicts The current global environment remains subject to geopolitical tensions in regions that are strategic for energy markets, particularly the Middle East, which has generated additional volatility in oil, natural gas, and petrochemical feedstock prices. Such events have translated into volatility (increases) in international prices of resins and chemical products sold by the Company, as well as uncertainties regarding potential logistical restrictions on relevant international trade routes. The Company has been continuously and diligently monitoring potential scenarios and the associated impacts of these dynamic events, assessing their effects on the conduct of its operations. The financial statements do not reflect any effects arising from these events. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 24 2 Basis of preparation of the financial statements 2.1 Declaration of compliance The parent company financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil. The accounting practices adopted in Brazil are those included in the Brazilian Corporation Law and the pronouncements, guidelines and technical interpretations issued by the Brazilian Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Securities and Exchange Commission of Brazil (“CVM”). The consolidated financial statements (“financial statements”) were prepared and are being presented in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), currently referred to by the IFRS Foundation as "IFRS accounting standards". All significant information to financial statements and the related notes, and only this information, is being disclosed and corresponds to that used by the Management in its activities. The parent company and consolidated Statement of Value Added (“DVA”), prepared in accordance with the criteria defined in Technical Pronouncement CPC 09, is required under Brazilian Corporation Law and the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information, without prejudice to the financial statements. 2.2 Basis of presentation The financial statements were prepared under the historical cost basis, unless stated otherwise in the accounting policies. These financial statements have been prepared on a going concern basis. The significant accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented. The issue of these financial statements was authorized by the Executive Board, with its disclosure authorized by the Board of Directors, at a meeting held on March 26, 2025. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 25 2.3 Basis of consolidation The consolidated financial statements include the financial statements of the Parent Company and the following entities: Total and voting interest (%) Headquarter Functional currency (i) Dec/25 Dec/24 Direct subsidiaries BM Insurance Company Limited ("BM Insurance") Bermuda US$ 100 100 Braskem Argentina S.A. (“Braskem Argentina”) Argentina ARS 100 100 Braskem Finance Limited (“Braskem Finance”) Cayman Islands US$ 100 100 Braskem Mexico, S. de RL de C.V. ("Braskem México") Mexico MXN 100 100 Braskem Netherlands B.V. ("Braskem Netherlands") Netherlands US$ 100 100 Braskem Petroquímica Chile Ltda. (“Braskem Chile”) Chile CLP 100 100 Oxygea Ventures Ltda. ("Oxygea") Brazil R$ 100 100 Voqen Energia Ltda. ("Voqen") Brazil R$ 100 100 Wise Plásticos Ltda ("Wise") Brazil R$ 61.1 61.1 Special Purpose Entities Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado ("FIM Júpiter") Brazil R$ 100 100 Fdo. Invest. Santander Netuno Multimercado Crédito Privado ("FIM Netuno") Brazil R$ 100 100 Indirect subsidiaries Braskem Green S.A. ("Braskem Green") Brazil R$ 100 100 Braskem America, Inc. (“Braskem America”) USA US$ 100 100 Braskem Europe GmbH ("Braskem Europe") Germany EUR 100 100 Braskem Idesa Mexico MXN 75 75 Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços") Mexico MXN 75 75 Braskem India Private Limited ("Braskem India") India INR 100 100 Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") Mexico MXN 100 100 Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços") Mexico MXN 100 100 Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) Netherlands US$ 100 100 Braskem Netherlands Green B.V. (“Braskem Netherlands Green”) Netherlands US$ 100 100 Braskem Netherlands INC. B.V. ("Braskem Netherlands INC") Netherlands US$ 100 100 Braskem Siam Company Limited (“Braskem Siam”) Thailand US$ 51 51 Braskem Trading & Shipping B.V. ("BT&S") Netherlands US$ 100 100 B&TC B.V. ("B&TC") (ii) Netherlands EUR - 60 ER Plastics B.V. ("ER Plastics") (ii) Netherlands EUR - 60 Terminal Química Puerto México ("Terminal Química") Mexico US$ 37.5 37.5 (i) The subsidiaries have the following functional currency: Brazilian real (“R$”), US dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”), and Indian rupee (“INR”). (ii) In June 2025, Braskem Netherlands divested its entire interest in the entity B&TC and its wholly owned subsidiary, ER Plastics. As a result of this operation, the Company recognized a loss of R $96, which was recorded under other expenses in the statement of profit or loss for the year. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 26 (a) Subsidiaries The Company has control over an entity when the Company is exposed to, or has rights over, the variable returns originating from its involvement with the entity and has the capacity to influence these returns by exercising its power over the entity’s relevant activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date on which the Company obtains control until the date of loss of control. In the Parent Company’s financial statements, the investments in the subsidiaries are recognized through the equity method. (b) Equity method investees The Company’s investments assessed using the equity method consist of their interests in associates and joint ventures. Associates are those in which the Company has significant influence, but not individual control or shared control, over the main financial and operating policies. Joint ventures, on the other hand, are structured through contractual agreements that establish shared control and grant the Company rights to the net assets of the entity. These investments were initially recognized at cost. After initial recognition, the financial statements start including the Company’s interest in the profit or loss for the period and other comprehensive income (loss) of equity-accounted investees until the date on which the significant influence or joint control ceases to exist. (c) Conversion of functional currency to presentation currency The assets and liabilities of foreign operations are translated into Brazilian reais at the exchange rates at the reporting date. The income and expenses of these operations are translated at the average monthly exchange rates, reflecting a suitable approximation of the rates actually applied throughout the period. Differences resulting from translation to presentation currency are recognized in other comprehensive income. (d) Transactions eliminated in consolidation Intragroup balances and transactions, as well as any unrealized revenues or expenses arising from these transactions, are fully eliminated in the consolidated financial statements, except for foreign exchange. Unrealized gains originating from transactions with investees assessed using the equity method are eliminated against the investment value proportionately to the Company’s interest. Unrealized losses are eliminated based on the same criterion, but only to the extent that there is no evidence of impairment loss. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 27 2.4 Functional and presentation currency These financial statements are presented in Brazilian real, which is the functional currency of the Parent Company. All amounts have been rounded to the nearest million, unless otherwise stated. 2.5 New standards During the current fiscal year, the Company identified several amendments to IFRSs and CPCs that will be mandatory for accounting periods beginning on or after January 1st, 2025. Furthermore, new standards and amendments that have been issued but are not yet in effect have also been identified. Each is detailed below, along with management’s evaluation: Standard Description of changes and management's evaluation Effective date IAS 21 / CPC 02 January 1, 2025 An entity is affected by the amendments when it has a transaction or operation in a foreign currency that cannot be translated into another currency on the date of the measurement. A currency is considered convertible when it can be exchanged for another currency through a market or exchange mechanism that establishes enforceable rights and obligations. When one currency is not convertible into another, the exchange rate must be estimated. The changes do not affect the Company, as it does not conduct operations in currencies that lack of exchangeability. OCPC 10 OCPC 10 sets out guidelines for the identification, classification, and measurement of assets associated with carbon credits and similar instruments. These guidelines cover the assessment of the nature and purpose of credits, the use of market evidence for measurement—including fair value when applicable—as well as the analysis of any obligations, provisions, or liabilities resulting from regulatory emissions programs. The Company operates in the European voluntary carbon offset credit market and, for the recognition of credits currently held in inventory, takes into account the nature of the acquired instruments, their intended use within the operational model, and the requirements established by the OCPC. Based on this evaluation, no material impacts on the financial statements arising from these operations were identified. January 1, 2025 IFRS 9 and 7 / CPC 48 and 40 January 1, 2026 The changes bring greater clarity to the application of the SPPI (“solely payments of principal and interest”) criterion to instruments with clauses tied to indicators, such as sustainability (ESG) indicators, by defining when they can be measured at amortized cost or at fair value. They also clarify the accounting treatment for non-recourse loan transactions, and introduce the possibility of derecognizing financial liabilities through electronic settlement, provided that specific requirements are met. The amendments to IFRS 7 strengthen disclosure requirements for instruments with contingent features, such as compensation tied to ESG targets, as well as for investments classified as FVOCI, thereby ensuring greater transparency. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 28 The Company already discloses, as indicated in notes 15 and 16, contracts with step-up rate clauses tied to operational performance and ESG indicators in Braskem S.A. and Braskem Idesa, respectively. IFRS 9 and 7 / CPC 48 and 40 Nature-dependent electricity agreements: The amendments to the standards clarify that contracts in which the amount of energy depends on natural factors (e.g., sun or wind)—typically PPAs (Power Purchase Agreements)—can still qualify for the 'own use' exception even if surplus energy is sold, provided the entity remains a net buyer in the same market. They also allow for the designation of variable volumes as hedged items, thereby aligning accounting practices with expected energy generation. Furthermore, they require additional disclosures regarding the criteria applied, the use of hedge accounting, and the resulting financial impacts. The Company has PPA contracts for energy dependent on nature, however, despite the source of the energy, the contracts have a fixed delivery forecast, and it is an obligation of the counterparty to deliver, regardless of natural and generation factors, therefore, the Company is not exposed to these factors. January 1, 2026 IFRS 19 January 1, 2027 IFRS 19 (“Subsidiaries without Public Accountability – Disclosures”) allows subsidiaries that do not have publicly traded instruments and are controlled by companies applying IFRS adopt reduced disclosure requirements, while still maintaining recognition, measurement, and presentation in accordance with full IFRS standards. The Company's financial statements will not be impacted by the new requirements. IFRS 18 / CPC 51 January 1, 2027 The amendments to IFRS 18/CPC 51 – Presentation and Disclosure in Financial Statements replace IAS 1/CPC 26 and introduce the following main requirements: • Present two mandatory subtotals in the statement of profit or loss: operating profit and profit before financing and income taxes. • Classify income and expenses into specific categories: operating, investing, and financing. • Include in the notes to the financial statements management performance measures (“MPM”). • Improve the clarity and comparability of the disclosed information. • Changes to the statement of cash flows, so that interest paid is classified as a financing activity and interest and dividends received are classified as investing activities, provided that the Company’s main activities do not consist of investing in assets or providing financing to clients. As a result of the changes, the Company identified the following as the main impacts: • Restatement of the statement of profit or loss upon initial adoption, taking into account that certain elements of the financial result will be reclassified Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 29 to operating and investing categories. The main impacts are related to the reclassifications of the hedge accounting program and the foreign exchange variations of assets and liabilities. This is in addition to the presentation of the required subtotals. • As of the reporting date, the Company has identified recurring EBITDA as a management performance measure to be disclosed upon initial adoption. • Finally, the Company anticipates impacts on the presentation of the Statement of Cash Flows due to the reclassification of interest paid and interest received, which are currently classified as operating activities, but will now be classified as financing and investing activities, respectively. IAS 21 / CPC 02 Translation for a hyperinflationary presentation currency: The amendments to IAS 21 stipulate that, when the presentation currency is that of a hyperinflationary economy, balances should be translated using the closing exchange rate at the reporting date. If the functional currency is also hyperinflationary, comparative figures for foreign operations should be expressed using the general price index. The Company does not have significant operations in economies classified as hyperinflationary. January 1, 2027 3 Application of estimates and judgments In preparing these financial statements, Management has used judgments and estimates that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates due to variations in assumptions, conditions or information used in the measurement process. Critical estimates and judgments are reviewed on an ongoing basis and are based on historical experience and expectations that are deemed reasonable on future events. Any revisions to estimates is recognized prospectively. Main judgments and critical estimates applied by the Company in the preparation of these financial statements are presented in the following notes: a. Judgments Information about judgments made on applying accounting policies that have significant effects on amounts recognized in the financial statements is included in the following notes: Note 1: Going Concern: whether there are material uncertainties that may raise significant doubt about the ability of the Company and its subsidiaries to continue operating as a going concern. Note 13 (ii): lease term: whether the Company will exercise renewal options. b. Assumptions and estimates uncertainties Information on assumptions and uncertainties of estimates that present a significant risk of resulting in material adjustments in asset and liability accounting values in the next fiscal years is included in the notes below: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 30 Note 11 (b) and 12 (b): impairment test of property, plant and equipment, intangible assets and goodwill: determination of the discount rate and key assumptions for measuring the recoverable amounts of property, plant and equipment, intangible assets and goodwill; Note 18.3: fair value of financial instruments: measurement of the fair value of financial instruments; Note 20.2: recognition of deferred tax assets: expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized; Note 22: recognition and measurement of provisions for tax lawsuits: main assumptions as to the probability and magnitude of the outflow of resources; and Note 23: recognition and measurement of provision for the geological event in Alagoas: uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event and lawsuits which could affect the probability and magnitude of the outflow of resources. 4 Cash and cash equivalents Consolidated Parent Company 2025 2024 2025 2024 In Brazil Cash 2,403 1,780 2,403 1,778 Cash equivalents 1,730 3,797 1,649 3,610 Abroad (i) Cash 4,712 4,191 Cash equivalents 1,656 5,218 Total 10,501 14,986 4,052 5,388 (i) On December 31, 2025, includes the amount of R$ 198 of cash and R$ 35 of cash equivalents (2024: R$ 941 of cash and R$ 779 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by the other subsidiaries of the Company. Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5). The cash equivalents in foreign market consist of time deposits and interest-bearing accounts held outside of Brazil. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 31 5 Financial investments Consolidated Parent Company 2025 2024 2025 2024 Fair value through profit or loss LFT´s and LF´s 784 1,408 685 1,297 Restricted funds investments 522 345 346 345 Other 59 79 1 1 Total 1,365 1,832 1,032 1,643 Current assets 1,336 1,786 1,032 1,643 Non-current assets 29 46 - - Total 1,365 1,832 1,032 1,643 (i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale. (ii) Includes the following amounts: R$ 138 (2024: R$ 115) in restricted funds used in the Program for Relocation of Residents in Alagoas; and R$ 384 (2024: R$ 230) regarding reserve accounts linked to the fulfilment of contractual obligations. (iii) On the statement of financial position, the balance of non-current assets is presented under Other receivables. In the fiscal year ended December 31, 2025, financial investments and cash equivalents (Note 4) in Brazilian reais had an average yield of 100.39% of the Brazil interbank deposit certificate (“CDI”) p.a. (2024: 102.25%) and financial investments and cash equivalents in foreign currency (Note 4) had an average yield of 4.51% p.a. (2024: 5.46% p.a.). 6 Trade accounts receivable The Company’s average receivables term is 22 days (2024: 21 days) for the domestic market and 50 days (2024: 42 days) for the export market, therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade accounts receivable to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized. As of December 31, 2025, the amounts of trade accounts receivable transferred and derecognized maturing after December 31, 2025, were R$ 2.4 billion in the Parent Company and R$ 3.2 billion in the Consolidated (2024: R$ 2.9 billion in the Parent Company and R$ 5 billion in the Consolidated). Loss recognized at the date of transfer of the abovementioned receivables was R$ 57 in the Parent Company and R$ 90 in the Consolidated (2024: R$ 55 in the Parent Company and R$ 73 in the Consolidated), recorded under “Financial expenses”. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 32 Note Consolidated Parent Company 2025 2024 2025 2024 Customers Domestic market Third parties 1,625 1,802 1,545 1,719 Related parties 8 15 103 41 234 1,640 1,905 1,586 1,953 Foreign market Third parties 1,988 1,727 327 562 Related parties 8 - - 1,268 1,337 1,988 1,727 1,595 1,899 Expected credit losses (i) (173) (70) (164) (60) Total 3,455 3,562 3,017 3,792 (i) The Company recognizes provision for expected credit losses (“ECL”) for trade accounts receivable based on the criteria and assumptions presented below, by applying a matrix of ECL measurement, using information that reflect current and future conditions, to the extent such data are available. (ii) Criterion Assumptions Receivables overdue for up to 180 days and coming due, weighing each client’s operation risk Percentages defined for receivables are based on the historical average delay in the last two years for the similar maturity periods and risk rating. Receivables under renegotiation process The provisioning percentage for renegotiations considers a performance study of past renegotiations, adjusted to each specific case. Receivables overdue for more than 180 days, receivables in collection by the courts and receivables from clients classified as very high risk For these receivables, the Company understands there was significant deterioration of credit risk, and the loss is estimated at the total value of the receivables. In credit risk management, guarantees are pledged by the counterparties, which mainly consist of sureties and letter of credit granted by prime banks (Only banks with the minimum risk classification equal to BBB- by Fitch Rating or BBB- by Standard & Poor’s), credit insurance and mortgage assets. The guarantees obtained by the Company did not change significantly as of December 31, 2025, and 2024. The guarantees received are considered in measuring both the credit risk of each counterparty and the ECL. Details of the policy for defining credit risk per client are disclosed in Note 18.6. The table below shows ECL by maturity: Consolidated Parent Company Trade accounts receivable Expected credit losses Total Trade accounts receivable Expected credit losses Total Accounts receivables not past due 2,988 (2) 2,986 2,898 (1) 2,897 Past due securities: - - Up to 90 days 461 (2) 459 119 (2) 117 91 to 180 days 136 (126) 10 127 (124) 3 More than 180 days 43 (43) - 37 (37) - Total 3,628 (173) 3,455 3,181 (164) 3,017 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 33 The changes in the expected credit losses are presented below: Consolidated Parent company 2025 2024 2025 2024 Balance of provision at the beginning of the year (70) (185) (60) (159) Provision in the year (i) (151) (104) (136) (93) Reversal in the year 33 202 22 192 Write-offs 15 - 10 - Write-off due to the disposal of subsidiaries - 17 Balance of provision at the end of the year (173) (70) (164) (60) (i) In 2025, the Company set up an additional provision for doubtful accounts in the amount of R$ 120, related to a single client undergoing court-supervised reorganization. Write-off The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. 7 Inventories Consolidated Parent company 2025 2024 2025 2024 Finished goods 6,093 7,586 3,718 4,910 Semi-finished goods 270 450 270 450 Raw materials, production inputs and packaging 2,426 3,220 1,867 2,546 Maintenance materials 969 925 496 501 Advances to suppliers - 216 - 63 Imports in transit 663 1,291 650 1,291 Total 10,421 13,688 7,001 9,761 Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity. The effect of the losses recognized during the year is shown below: Consolidated Parent company Balance at December 31, 2023 320 287 Additions 111 109 Utilization/reversals (238) (224) Balance at December 31, 2024 193 172 Additions 283 202 Utilization/reversals (167) (147) Balance at December 31, 2025 309 228 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 34 8 Related parties Related-party transactions are carried out at previously agreed prices and conditions, in accordance with the Company's policy on related-party transactions. Related-party transactions mainly refer to, but are not limited to: - Receivables: (i) receivables for sale of chemicals, petrochemicals, energy, resins and other products/services; (ii) dividends and interest on equity receivable; (iii) loans receivable; and (iv) investments held in an exclusive fund. - Payables: (i) payables for acquisition of raw materials, finished products, consumer goods, services of transportation, storage, maintenance of equipment and other services; (ii) loans payable; (iii) leases; (iv) and dividends payable. - Transactions in the fiscal year: (i) sale of chemicals, petrochemicals, lease services and other products/services; (ii) acquisition of raw materials, finished products and services; (iii) charges related to loans and exchange variation; and (iv) financial income from investments in exclusive funds. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 32 (a) Consolidated Balances at December 31, 2025 Balances at December 31, 2024 Assets Liabilities Assets Liabilities Current Non-Current Current Non-Current Current Non-Current Current Non-Current Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates - - - - - 28 - - - 1 - - - 73 - - Petrobras and subsidiaries 223 - 23 - - 214 - - - 18 - 30 - 1,477 - - Others (i) 22 - 34 - - 30 - 1,037 - 100 - 33 - 56 - 1,050 Total 245 57 - 272 1,037 119 63 1,606 1,050 Year ended December 31, 2025 Year ended December 31, 2024 Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates 4 - (56) - - - - - - (1) - - - (72) - - - - - - Petrobras and subsidiaries 150 - (16,151) - - - - (37) - 28 - 120 - (18,339) - - - (1) - 30 Others (i) 478 - (666) - - (66) - (23) - - - 460 - (297) - (54) - (667) - - Total 632 (16,873) (66) (60) 27 580 (18,708) (54) (668) 30 0 0 0 0 0 0 0 0 (i) Borealis, Idesa Group, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, São Januário, Serra das Almas, Jacobina, Bioglycols e Cetrel. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 33 (b) Parent Company Balances at December 31, 2025 Balances at December 31, 2024 Assets Liabilities Assets Liabilities Current Non-Current Current Non-Current Current Non-Current Current Non-Current Associates companies Braskem Holanda 1,120 - - - 11,153 - - - 1,188 - - - 12,801 - - Braskem Holanda Inc (i) 1 - - - 2,143 - 43,928 - - - - - 6,195 - 44,241 Braskem America 7 - - - 26 - 457 - 41 - - - 30 - 514 Braskem Argentina 206 - - - 3 - - - 216 - - - - - - Fim Júpiter e Netuno 1,220 - - - - - - - 3,290 - - - - - - Braskem Green 14 - - - 163 - - - 117 - - - 62 - - Others (ii) 21 - - - 78 - - - 34 - - - 31 - - Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates - - - - 28 - - - 1 - - - 73 - - Petrobras and subsidiaries 223 - 23 - 214 - - - 18 - 30 - 1,477 - - Others (iii) 22 - 34 - 30 - - - 100 - 33 - 56 - - Total 2,834 57 13,838 44,385 5,005 63 20,725 44,755 Year ended December 31, 2025 Year ended December 31, 2024 Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and utilities General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Associates companies Braskem Holanda 4,818 - (15,696) - - - 797 - 23 - 4,910 - (18,675) - - - (3,191) - 4 Braskem Holanda Inc (i) - - - - - - 1,377 - 1 - - - - - - - (14,009) - - Braskem America 36 - (46) - - - 17 - 3 - 76 - (57) - - - (145) - 5 Braskem Argentina 290 - - - - - (23) - (12) - 283 - - - - - 49 - - Fim Júpiter e Netuno - - - - - - 228 - - - - - - - - - 370 - - Braskem Green 175 - (2,004) - - - - - 145 - 99 - (1,311) - - - 1 - 102 Others (ii) 277 - (769) - - - 1 - 6 - 265 - (442) - - - 9 - 8 Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates 4 - (56) - - - - - (1) - - - (72) - - - - - - Petrobras and subsidiaries 150 - (16,151) - - - (37) - 28 - 120 - (18,339) - - - - - 30 Others (iii) 478 - (666) - (64) - 10 - - - 460 - (297) - (52) - 6 - - Total 6,228 (35,388) (64) 2,370 193 6,213 (39,193) (52) (16,910) 149 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 34 (i) In December 202, the Company made advanced payment of seven export prepayment agreements in the amount of R$ 2,795. (ii) Braskem Chile, Idesa group, Braskem Europa, Wise, Voqen, Braskem Green e Oxygea. (iii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, São Januário, Jacobina, Vexty e Bioglycols. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Brazilian real, except as otherwise stated 35 (c) New and/or renewed agreements with related companies As provided for in Braskem’s bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceed R$ 30 per transaction or R$ 90 collectively per year. This is valid for contracts between the Company and (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem hold interest and any subsidiaries thereof. The related parties that have significant relationship with the Company are as follows: Novonor and subsidiaries and associates: - Tenenge Montagem e Manutenção Ltda. (“Tenenge”) In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge starting on February 9, 2022 and concluded on July 31, 2023. The amount of the agreement was R$ 205. Petrobras and indirect subsidiaries: - Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) In March 2022, the Company entered into an agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline, concluded in June 2023. The amount of the agreement was R$ 246 - Gás de Alagoas S.A. (“Algás”) In March 2022, the Company entered into an amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, concluded in December 2024. The amount of the agreement was R$ 1 billion. Since July 2022, Petrobras has no equity interest in Sulgás and Algás and they ceased to be a related party to Braskem. - Petrobras Transporte S.A. (“Transpetro”) In June 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$ 970. -Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. (“TBG”) In October 2024, Voqen entered into a firm natural gas transportation service agreement with TBG, with duration until December 2028. The maximum amount of the agreement is estimated at R$ 200. - Refinaria Capuava (“RECAP”) and Refinaria Henrique Lage (“REVAP”) In November 2024, the Company entered into the agreement for Braskem to purchase and Petrobras to sell light hydrocarbons from RECAP and REVAP refineries. This agreement replaces the previous one, which was Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Brazilian real, except as otherwise stated 36 terminated to include price parameter adjustment clauses, and is valid until January 2028. The maximum amount of the new agreement is estimated at R$ 3 billion. - Petróleo Brasileiro S.A. (“Petrobras”) In August 2025, Voqen signed an agreement with Petrobras for the purchase of natural gas under the 'firm, non-interruptible' modality, to supply Braskem's industrial units located in Rio Grande do Sul, which are Voqen's customers. The agreement is valid until December 31, 2026. The estimated amount of the agreement is R$ 324. Non-controlling shareholders of Braskem Idesa: - Grupo Idesa, S.A. de C.V. - Etileno XXI, S.A. de C.V. Loan payable to the non-controlling shareholders of Braskem Idesa, with contractual interest rate of 7% p.a. These resources were used by Braskem Idesa to finance the construction of its operational assets. In October 2024, the non-controlling shareholders capitalized the principal amount of these loans, leaving only the interest accrued up to the capitalization date outstanding, with an expected payment by March 31, 2032. (d) Key management personnel compensation The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, were as follows: Consolidated Statement of profit or loss transactions 2025 2023 Remuneration Wages and recurring benefits 68 63 Short-term variable compensation 27 1 Long term incentive plan 7 10 Total 102 74 Compensation of the Company’s key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 24.2). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 37 9 Taxes recoverable Consolidated Parent company 2025 2024 2025 2024 Parent Company and subsidiaries in Brazil Value-added tax on sales and services (ICMS) 702 680 701 675 ICMS - credits from PP&E 295 337 278 315 ICMS Supervening Events 238 251 238 251 PIS and COFINS (i) 3,712 135 3,651 128 PIS and COFINS - credits from PP&E 212 425 206 416 Other 40 216 40 217 Foreign subsidiaries 0 0 0 0 Value-added tax ("IVA") 1,053 980 - - Other 13 107 - - Total 6,265 3,130 5,115 2,002 Current assets 2,703 1,372 1,819 617 Non-current assets 3,562 1,758 3,296 1,385 Total 6,265 3,130 5,115 2,002 (i) The main variations in the balances of PIS and COFINS arise essentially from a final court decision in favor of the Company, which recognized the right to deduct the CIDE gasoline tax paid from the amount of PIS and COFINS due on gasoline sales, thereby ensuring the recovery of amounts collected since 2004. As a result of this decision, in December 2025 the Company recognized a tax credit totaling R$ 2,686, of which R$ 626 were classified as current assets and R$ 2,060 as non-current assets. The impacts on the statement of profit or loss for the year were as follows: (i) R$ 1,670 recognized in other income; (ii) R$891 recorded as financial income, related to the monetary adjustment of such tax credits; and (iii) R$125 recognized in net revenue, related to credits of the current year. These credits may be realized through the offset against PIS/COFINS payable or through compensation with federal taxes, in accordance with the applicable legislation. Additionally, the Company recognized an amount of R$ 846 related to REIQ. The effects of this recognition on the statement of profit or loss for the year comprised: (i) R$ 465 recorded in other income; (ii) R$ 132 recognized as financial income, related to the monetary adjustment of such tax credits; and (iii) R$ 249 recognized in net revenue, related to credits of the current year. REIQ-related credits were determined in accordance with the applicable legislation and are subject to offset against federal taxes, observing the relevant deadlines and other applicable legal conditions. In addition, the Company also recognized others tax credits recorded in the 2025 fiscal year, as disclosed in Note 30. Notwithstanding the effects aforementioned, the Company calculates PIS and COFINS credits pursuant to the non-cumulative tax regime, based on the concept of inputs as defined by the Superior Court of Justice in REsp No. 1,221,170 (binding precedent). In 2025 and 2024, the credits recognized amounted to approximately R$ 91 million per year. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 38 10 Investments See the accounting policy in Note 2.3 Basis of Consolidation. (a) Information on investments Net profit (loss) for the year Equity 2025 2024 2025 2024 Direct subsidiaries BM Insurance (10) (4) (3) 6 Braskem Argentina (25) (16) (7) 19 Braskem Chile 8 8 67 72 Braskem Holanda 1,065 1,519 22,176 28,413 Braskem México 1 53 384 374 Oxygea (i) (30) (13) 79 134 Voqen 37 (34) 52 15 Wise (6) 1 148 154 Indirect subsidiaries - - - - B&TC (ii) - - - 80 Braskem Alemanha (702) 25 4,737 6,039 Braskem America (753) 2 4,292 5,667 Braskem America Finance (18) (16) (307) (326) Braskem Netherland Finance 4 (54) 62 381 Braskem Netherland Inc (27) (62) 388 478 Braskem Green 94 102 1,432 971 Braskem Idesa (4,080) (3,756) (3,553) (690) Braskem Idesa Serviços 0 2 14 14 Braskem Índia - - - - Braskem México Sofom 62 (98) 980 1,034 Braskem Siam (14) - 64 9 BTS 0 1,012 1,672 3,546 4,429 ER Plastics (ii) (8) (17) - (29) Terminal Química (95) 156 885 1,129 Jointly-controlled investments RPR (iii) (264) (84) (217) 37 Bioglycols LLC (iv) (39) (16) 80 - Associates Borealis (v) 96 75 191 285 Plaind (vi) 59 10 683 708 (i) In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction to prioritize its assets and investments, both operational and strategic, aiming to optimize capital allocation and enhance cash generation. The Company is integrating the assets from Oxygea into Braskem S.A., and there are no expectations of significant losses during this process. (ii) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics, as detailed in note 2. (iii) RPR's main activities are the refining, processing, sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2025 and 2024 is 33.20%. (iv) Bioglycols’s main activities are the production and marketing of bio-MEG (monoethylene glycol) and bio-MPG (monopropylene glycol). The percentage of Braskem's equity interest in the capital of Bioglyclos on December 31, 2025 and 2024 is 51%. (v) Borealis’ main activities are the production and marketing of petrochemical products, byproducts and correlated products. The percentage of Braskem’s ownership interest in the capital of Borealis on December 31, 2025 and 2024 is 20%. (vi) Plaind is a holding company established and maintained to manage the control of Cetrel S.A. and DAC S.A. Its shares were received by the Company as part of the consideration for the sale of control of Cetrel. As of December 31, 2025 and 2024, Braskem holds a 49.9% equity interest in Plaind's capital stock. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 39 (b) Changes in investments and provision for unsecured liabilities in subsidiaries (negative equity): Parent company Investments Dividends Results from Write-off Equity Currency Balance at and interest equity-accounted Participation upon receipt valuation translation Balance at Note 2024 on equity investees gain of reserve resources adjustments adjustments 2025 Direct subsidiaries Braskem Argentina 20 - (12) - - 4 (5) 7 BM Insurance 6 - (6) - - - - - Braskem Chile 79 (12) 1 - - - (1) 67 Braskem Finance - - - - - 6 - 6 Braskem Holanda 27,943 (5,482) 1,298 - (431) 1,236 (3,197) 21,367 Braskem México 374 - 1 - - - 9 384 Oxygea 134 - (30) - (25) - - 79 Voqen Energy 15 - 37 - - - - 52 Wise 171 - (1) - - - - 170 Jointly-controlled investment RPR 12 - (11) - - (1) - - Associates Borealis 57 (38) 19 - - - - 38 Plaind 353 (7) 30 24 - - 400 Total 29,164 (5,539) 1,326 24 (456) 1,245 (3,194) 22,570 Provision for unsecured liabilities in subsidiaries (negative equity) Direct subsidiary BM Insurance - - (12) - - - 2 (10) Total (12) 2 (10) Results from Write-off Transfer of Equity Currency Nota Balance at Dividends and equity-accounted by provision for valuation translation Balance at 2023 Additions interest on equity investees alienation loss in subsidiaries adjusments adjustments 2024 Direct subsidiaries Braskem Argentina - - - 36 - (30) 14 - 20 BM Insurance 9 - - (5) - - - 2 6 Braskem Chile 56 - - 15 - - - 8 79 Braskem Holanda 20,891 - - 1,366 - - (962) 6,648 27,943 Braskem México 306 - - 53 - - - 15 374 Oxygea 81 66 - (13) - - - - 134 Cetrel 244 - - 14 (258) - - - - Voqen Energia 49 - - (34) - - - - 15 Wise 173 - - (2) - - - - 171 Jointly-controlled investment - - - - - - - - RPR 43 - - (28) - - (3) - 12 Associates - - - - - - - - Borealis 57 - (16) 16 - - - - 57 GRI - 77 - - (77) - - - - Plaind - 348 - 5 - - - - 353 Total 21,909 - 491 (16) 1,423 (335) (30) (951) 6,673 29,164 Provisão para passivo a descoberto em controladas (patrimônio negativo) Direct subsidiary Braskem Argentina (13) (17) 30 - - - - - - Total (13) - (17) - - 30 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 40 (c) Results from equity-accounted investees Parent company Note 2025 2024 Results from equity-accounted investees 1,326 1,423 Equity method of unsecured liabilities in subsidiaries 12 (17) Equity method entered in non-current assets held for sale 1 - 36 Other (26) (8) Total 1,312 1,434 (d) Impacts on the consolidation of Braskem Idesa The Company presents Braskem Idesa's financial information, which includes the ownership interest of a non-controlling shareholder with material effects produced in the Company's consolidated financial statements: Braskem Idesa Consolidated (i) 2025 2024 Statements of financial position Current assets 3,140 3,630 Non-current assets 18,720 19,605 Total assets 21,860 23,235 Current liabilities 15,152 2,966 Non-current liabilities 9,519 19,772 Total liabilities 24,671 22,738 Shareholders' equity (2,811) 497 Total liabilities and shareholders' equity 21,860 23,235 Statement of profit or loss Net revenue 4,135 5,247 Loss for the year (4,414) (3,288) Statement of cash flows Net cash generated (used) from operating activities (368) 1,396 Net cash (used) in investing activities (914) (1,878) Net cash generated in financing activities (165) 554 Exchange variation on cash and cash equivalents (40) 86 Increase (decrease) in cash and cash equivalents (1,487) 158 (i) The financial information presented considers Braskem Idesa together with its subsidiaries Braskem Idesa Serviços and Terminal Química, and does not include the effects of consolidation at Braskem S.A. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Brazilian real, except as otherwise stated 41 11 Property, plant and equipment Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. The machinery, equipment and facilities require inspections, replacement of components and maintenance at regular intervals. The Company makes shutdowns at regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Costs with each scheduled shutdown are included in property, plant and equipment items that were the stoppage’s subject matter and are fully depreciated until the beginning of the following related stoppage. Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company’s technicians in the management of the plants. The useful lives of assets are reviewed at each reporting date. The main factors taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets. The estimated useful lives applied to the assets determined the following average percentage of rates per year: Consolidated 2025 2024 Buildings and improvements 3.08 3.12 Machinery, equipment and installations 7.43 7.65 Furniture and fixtures 11.00 9.83 IT equipment 19.95 21.07 Lab equipment 9.48 9.52 Security equipment 9.70 9.79 Vehicles 19.19 19.12 Other 18.73 18.29 Depreciation expenses related to assets utilized in the production process are recognized as part of inventory costs and subsequently as cost of products sold. For all other assets, depreciation is recorded directly in the statement of profit or loss, primarily as general and administrative expenses. Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to difference between the average rate of financing in the domestic market and the rate cited in item (i). In 2025, capitalized borrowing costs amounted to R$ 307 (2024: R$ 563). The average rate of these charges in the year was 8.15% p.a. (2024: 8.04% p.a.). As of December 31, 2025, the acquisition of property, plant and equipment with payment installments is R$ 636 (2024: R$ 239) in the Consolidated and R$ 427 (2024: 194) in the Parent Company. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Brazilian real, except as otherwise stated 42 (a) Breakdown of property, plant and equipment Consolidated Lands Buildings and improvements Machinery, equipment and facilities Projects and stoppage in progress (i) Others Total Net book value 603 - 5,209 - 25,204 - 6,550 - 839 - 38,405 Cost 603 - 8,991 - 62,163 - 6,550 - 2,739 - 81,046 Accumulated depreciation - - (3,781) - (36,959) - - - (1,901) - (42,641) Balance as of December 31, 2023 603 - 5,209 - 25,204 - 6,550 - 839 - 38,405 Acquisitions - - 1 - 261 - 3,577 - 14 - 3,853 Foreign currency translation adjustment 42 - 278 - 1,760 - 253 - 35 - 2,368 Transfers by concluded projects - - 170 - 2,618 - (3,038) - 250 - - Disposals - - (5) - (91) - (16) - 24 - (88) Write-off due to the disposal of subsidiaries (14) - (79) - (101) - (40) - (121) - (355) Depreciation - - (212) - (3,354) - - - (200) - (3,766) Net book value 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Cost 631 - 9,410 - 67,287 - 7,286 - 2,800 - 87,414 Accumulated depreciation - - (4,048) - (40,990) - - - (1,959) - (46,997) Balance as of December 31, 2024 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Acquisitions - - 4 - 294 - 3,331 - 3 - 3,632 Foreign currency translation adjustment (13) - 47 - (531) - (287) - (24) - (808) Transfers by concluded projects 11 - 782 - 3,567 - (4,766) - 406 - - Disposals and asset provisions (ii) (8) - (408) - (1,297) - (73) - (20) - (1,806) Write-off due to the disposal of subsidiaries (iii) - - (24) - (49) - - - - - (73) Depreciation - - (229) - (3,294) - - - (260) - (3,783) Net book value 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Cost 621 - 9,861 - 68,369 - 5,491 - 3,047 - 87,389 Accumulated depreciation - - (4,327) - (43,382) - - - (2,101) - (49,810) Balance as of December 31, 2025 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 (i) As of December 31, 2025, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$ 1,065 (2024: R$ 1,131), capitalized financial charges in the amount of R$ 630 (2024: R$ 712), spare parts in the amount of R$ 628 (2024: R$ 664), strategic projects ongoing in Brazil in the amount of R$ 250 (2024: R$ 443). The remainder amount of R$ 2,918 (2024: R$ 4,084) corresponds mainly to projects for maintaining the production capacity of plants. (ii) This refers predominantly to the impairment of assets of Braskem Idesa (Notes 1 and 12) and to the transformation process taking place in Alagoas (Note 1). (iii) Sale of Braskem Netherland’s ownership interest in B&TC and its wholly owned subsidiary, ER Plastics (see Note 2). (b) Impairment loss At least annually, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature. The following are considered by the Company as relevant points and are observed in this analysis: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Brazilian real, except as otherwise stated 43 The recoverable amount of an asset or Cash-Generating Unit (“CGU”) is the greater of its value in use and its fair value less sales costs. Value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU. When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as product lines, individual locations and the way Management monitors and makes decisions about its business. The impairment analysis is presented in Note 12(b). 12 Intangible assets Parent company Consolidated Total Goodwill Brands, licenses and patents Software licenses Customers and suppliers agreements Total Net book value 2,576 - 2,173 - 323 - 468 - 143 - 3,107 Cost 3,721 - 2,173 - 581 - 1,386 - 439 - 4,579 Accumulated amortization (1,145) - - - (258) - (918) - (296) - (1,472) Balance as of December 31, 2023 2,576 - 2,173 - 323 - 468 - 143 - 3,107 Acquisitions 64 - - - 86 - 270 - - - 356 Foreign currency translation adjustment - - 9 - 19 - 10 - 8 - 46 Write-off due to the disposal of subsidiaries - - - - - - (2) - - - (2) Other write-offs - - - - - - (1) - - - (1) Amortization (73) - - - (12) - (85) - (22) - (119) Net book value 2,567 - 2,182 - 416 - 660 - 129 - 3,387 Cost 3,785 - 2,182 - 697 - 1,709 - 448 - 5,036 Accumulated amortization (1,218) - - - (281) - (1,049) - (319) - (1,649) Balance as of December 31, 2024 2,567 - 2,182 - 416 - 660 - 129 - 3,387 Acquisitions 83 - - - 8 - 155 - - - 163 Foreign currency translation adjustment - - (13) - 15 - 4 - (1) - 5 Write-off due to the disposal of subsidiaries (i) - - (35) - (71) - (3) - - - (109) Write-off (ii) (192) - (192) (24) - (31) - - - (247) Amortization (90) - - - (13) - (105) - (18) - (136) Net book value 2,368 - 1,942 - 331 - 680 - 110 - 3,063 Cost 3,676 - 1,942 - 625 - 1,834 - 447 - 4,848 Accumulated amortization (1,308) - - - (294) - (1,154) - (337) - (1,785) Balance as of December 31, 2025 2,368 - 1,942 - 331 - 680 - 110 - 3,063 (i) This refers to the effects of the divestment in B&TC and ER Plastics, as disclosed in note 2. (ii) Given that part of the goodwill recorded at Cash Generating Unit (CGU) Nordeste is directly related to the acquisition of the chlor-alkali plant in Alagoas—which underwent a transformation process involving the mothballing of a substantial portion of its assets and changes to its operations, as described in Note 1—the Company fully wrote off the goodwill, as it concluded such goodwill was associated with the benefits originally expected from these assets and, with the mothballing of assets, such goodwill no longer integrates CGU Nordeste. (a) Intangible assets with definite useful lives These intangible assets are measured at historical cost of acquisition or at fair value when acquired in a business combination, deducted from accumulated amortization and, if applicable, accumulated impairment loss. Subsequent costs are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they are related. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 44 Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows: - Brands, licenses and patents 10-45 years - Software licenses and rights of use 01-10 years - Customers and suppliers’ agreements 14-28 years Amortization expenses related to assets utilized in the production process are recognized as part of inventory costs and subsequently as cost of products sold. For all other assets, amortization is recorded directly in the statement of profit or loss, primarily as general and administrative expenses. Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only when the expenditures can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. (b) Impairment The Company operates in the Brazil segment through an integrated production model. In this structure, the first-generation assets are responsible for supplying basic feedstocks, primarily ethylene and propylene, which directly supply the second-generation assets dedicated to the production of PE, PP and PVC resins. Due to this operational interdependence, the units are not capable of generating cash flows on a standalone basis, as the production of resins necessarily depends on the feedstocks produced by the first-generation assets. The Company assessed and concluded that there is no active market in Brazil capable of absorbing economically meaningful volumes of the main first-generation petrochemical products. As a result, the integrated chains in Brazil represent the smallest identifiable group of assets capable of generating independent cash flows and are therefore each treated as a Cash-Generating Unit (“CGU”). In the other segments, since there is no integration between first- and second-generation assets in the petrochemical cycle, each plant is considered individually as a CGU, as it has its own capacity to generate cash flows. Throughout 2025, no changes occurred in the Company’s CGU identification and assessment structure. Presented below is a description of the CGUs to which goodwill has been allocated and the CGU that recognized an impairment loss in the 2025 assessment. CGU Asset Segment Northeast Petrochemical Complex Assets corresponding to the chemical plants, primarily ethylene production, integrated with the second-generation assets dedicated to the production and sale of PE and PVC, located in the Northeast region of Brazil. Brazil South Petrochemical Complex Assets corresponding to the chemical plants, primarily ethylene and propylene production, integrated with the second-generation assets involved in the production and sale of PE and PP, located in the South region of Brazil. Brazil Braskem Idesa Assets corresponding to the PE plant located in Mexico. Mexico Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 45 At least once a year, the Company performs an assessment to identify whether any indicators exist that the carrying amounts of its assets may not be recoverable. This evaluation considers potential adverse scenarios that could negatively affect future cash flows and, consequently, the recoverability of the amounts invested. Such scenarios may arise from macroeconomic, legal, competitive, or technological factors. In the 2025 fiscal year, management identified the presence of impairment indicators in the Cash-Generating Units (“CGUs”) within the Brazil, United States, Europe and Mexico segments. These indicators were primarily associated with the challenging environment faced by the global petrochemical industry, characterized by adverse sector fundamentals—such as excess supply relative to demand—whose short- and medium-term outlook remains unfavorable. The main indicators observed during the period included: • The occurrence of significant and adverse changes in the market and macroeconomic environment in which the Company operates, directly impacting sector profitability and activity levels; • An increase in market discount rates and cost of capital, which reduced the recoverable amount of the CGUs by increasing the discount rates applied; • Evidence from internal reports indicating economic performance below the levels originally projected for certain assets. The Company has goodwill allocated to certain CGUs. This goodwill represents the excess of the consideration transferred to obtain control over the fair value of identifiable assets acquired and liabilities assumed at the acquisition date in a business combination. After initial recognition, goodwill was allocated to the CGUs that are expected to benefit from the synergies generated by the transaction. The origin and allocation of goodwill by Cash-Generating Unit are presented below: CGU Goodwill Northeast Petrochemical Complex 476 South Petrochemical Complex 1,391 Wise plásticos S.A. 75 Total 1,942 Given the impairment indicators identified, the Company performed impairment testing for all CGUs that presented impairment indicators, as well as for those with goodwill allocated to them. The recoverable amount of each CGU was determined based on the following methodologies: CGU Methodology Carrying amount Recoverable amount Impairment Recoverable amount / Carrying amount Northeast Petrochemical Complex Fair value less costs of disposal 4,093 5,247 1.28 South Petrochemical Complex Value in use 6,285 18,600 2.96 Braskem Idesa Fair value less costs of disposal 17,614 16,147 (1,468) Total 27,992 39,994 (1,468) Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 46 As a result of the impairment tests performed, as well as the assessments conducted as part of the business transformation process that led to the hibernation of assets of the chlor-alkali plant, as described in Note 1, and considering the challenging environment faced by the petrochemical sector, the Company recognized, in the period, an impairment loss on its assets, as detailed below: Asset CGU Line item Impairment Segment Goodwill Northeast Other expenses (192) Brazil Property, plant and equipment Northeast Cost of goods sold (459) Brazil Property, plant and equipment Braskem Idesa Cost of goods sold (1,268) Mexico Intangible assets Braskem Idesa Cost of goods sold (48) Mexico Right-of-use assets Braskem Idesa Cost of goods sold (99) Mexico Other assets Braskem Idesa Other expenses (32) Mexico Total (2,097) The value in use was determined based on the projected cash flows included in the Company’s five-year Business Plan, supplemented by Management’s estimates for the subsequent period, in order to reflect the sector’s characteristic cycles and ensure a total projection horizon of ten years. The growth rate used in perpetuity was established based on the historical behavior of inflation, reflecting an expectation of stable, long-term growth. The projected cash flows, including the terminal value in perpetuity, were discounted to present value using a rate based on the Weighted Average Cost of Capital (“WACC”), appropriate to reflect the specific risks of each CGU and prevailing market conditions. The key assumptions on which Management based the value-in-use calculations were: Key assumptions South CGU Sales volume (average annual growth %) 3.87% Average exchange rate in USD 5.54 Perpetual growth rate (%) 3.26% Pre-tax WACC (%) 14.77% Post-tax WACC (%) 12.29% The key assumptions described above were defined based on the Company’s historical performance and on assessments prepared by external specialized consulting firms, which were subsequently reviewed and supplemented by Management. The final determination of the assumptions considered discussions held within specific internal committees, as well as the technical expertise of the Company’s specialists regarding the markets in which it operates, together with information obtained from recognized external sources. For certain CGUs, the recoverable amount was estimated based on the fair value less costs of disposal (“FVLCD”) model, using discounted cash flow techniques. This methodology is classified as Level 3 in the fair value hierarchy, as it relies on unobservable and subjective assumptions, based on Management’s judgments and internal data. The cash flows were projected in real terms and discounted using a real post-tax rate, representative of the rate that a market participant would apply, considering the time value of money and the specific risks associated with the asset. The cash flows also incorporated factors that would be considered by market participants when determining an exit price, such as potential synergies, transformation initiatives, and restructuring measures. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 47 The Company used the petrochemical industry’s Weighted Average Cost of Capital (“WACC”) as the initial reference point for establishing the discount rates, with adjustments made to reflect the risk profile of the countries in which each CGU operates. The cash flow projections reflect Management’s experience, studies prepared by external consulting firms, and market conditions, and they adopt the same projection horizon used in the value-in-use calculations. The main assumptions used in determining the FVLCD are presented below: Key assumptions Northeast Petrochemical Complex Braskem Idesa Sales volume (average annual growth %) 3.57% 6.30% Average exchange rate in USD 5.54 5.54 Perpetual growth rate (%) 3.26% 2.10% Pre-tax WACC (%) 13.52% 11.80% Post-tax WACC (%) 12.71% 10.16% Management assessed that reasonably possible changes in the key assumptions applied to the tested CGUs could cause the carrying amounts to exceed their recoverable amounts. 13 Leases The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a certain period in exchange for consideration. The Company leases railcars, machinery and equipment, vessels, buildings, vehicles and IT equipment. Such leases are negotiated individually and are subject to specific terms and conditions. As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option to extend the lease. (i) Right-of-use assets Leases are recognized as a right-of-use assets and a corresponding liability on the date on which the leased asset becomes available to the Company. The right-of-use assets is measured at the cost composed of: • The amount of the initial measurement of the lease liabilities; • Any lease payment made up to the start of the lease, deducting any incentive received; • Any initial direct cost; and • Dismantling costs. The right-of-use assets is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use assets reflects that the Company will exercise a purchase option. In that case the right-of-use assets will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 48 Changes in right-of-use assets: Parent Consolidated companty Computer Machinery and Building and equipment Total Rail cars equipments Vessels constructions Vehicles and goods Total Balance as of December 31, 2023 2,175 821 1,592 911 306 186 4 3,820 Additions 297 151 59 82 295 18 - 605 Depreciation (636) (181) (456) (298) (99) (68) (9) (1,111) Write-off (73) (71) (66) (1) - (2) - (140) Remeasurement (ii) 214 4 126 (12) 47 5 47 217 Foreign currency translation adjustment - 140 7 127 53 1 - 328 Balance as of December 31, 2024 1,977 864 1,262 809 602 140 42 3,719 Additions 143 129 30 1,297 23 96 - 1,575 Depreciation (496) (189) (245) (279) (104) (59) (6) (882) Write-off (102) (7) (52) (234) (11) (51) (1) (356) Impairment Braskem Idesa (i) - (19) (1) (81) - - - (101) Remeasurement (ii) 96 - 74 5 10 12 - 101 Foreign currency translation adjustment (62) (2) (70) (38) - - (172) Balance as of December 31, 2025 1,618 716 1,066 1,447 482 138 35 3,884 (i) Impairment loss, as disclosed in Note 12(b). (ii) Remeasurement of balances due to changes in contract payment flows. The Company has elected not to recognize the right-of-use assets and lease liability for the following lease contracts or installments: (i) Leases contracts of low-value assets; (ii) Short-term leases; and (iii) Variable payment installments not included in the measurement of lease liability. (ii) Lease liability The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability considers the net present value of the following lease payments: • Fixed payments discounting any incentive received; • Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date; • Expected payables to the lessor referring to the residual value guarantees; • Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and • Payment of fines for termination of the lease if the contractual terms provide for lessee’s exercise option. Some leases contain extension options that can be exercised by the Company. The extension options held are exercised only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 49 The Company’s incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain a similar asset in a similar economic environment and under similar conditions. The weighted average incremental rate applied in 2025 was 8.21% p.a. in the Parent Company and 5.71% p.a. in the Consolidated (2024: 7.47% in the Parent Company and 6.22% p.a. in the Consolidated). The lease liability is measured at amortized cost. Changes in lease liabilities: Consolidated Parent company 2025 2024 2025 2024 Balance at the beginning of the year 4,306 3,933 2,414 2,329 New contracts (i) 1,575 605 143 297 Write-off (402) (170) (123) (75) Remeasurement (ii) 101 217 96 214 Leaseback (33) Interests and monetary and exchange variations, net (12) 625 25 452 Currency translation adjustments (206) 361 - - Payments (873) (1,004) (512) (614) Interest paid (305) (261) (165) (189) Balance at the end of the year (iii) 4,151 4,306 1,878 2,414 Current liability 902 1,000 483 607 Non-current liability 3,249 3,306 1,395 1,807 Total 4,151 4,306 1,878 2,414 (i) Refers mainly to the additions of the new vessels, Brilliant Future and Brave Future, which entered service in January and July 2025, respectively. (ii) Remeasurement of balances due to changes in contract payment flows. (iii) On December 31, 2025, the lease liability from Braskem Idesa is equal to R$ 58 (2024: R$ 58). The table below presents the minimum annual commitments related to undiscounted lease agreements, by maturity. Consolidated Parent Company 2025 2024 2025 2024 2025 - 1,160 - 701 2026 1,103 996 592 601 2027 897 762 445 444 2028 697 543 279 257 2029 493 355 214 192 2030 403 280 178 163 2031+ 2,001 1,279 759 787 5,594 5,375 2,467 3,145 Interest discounted to present value (1,443) (1,069) (589) (731) Balance as of December 31 4,151 4,306 1,878 2,414 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 50 (iii) Non-cash transactions In 2025, net non-cash transactions of additions, disposals and remeasurements of leases were R$ 1,128 in the Consolidated (2024: R$ 356) and R$ 91 in the Parent Company (2024: R$ 355). (iv) Uninitiated lease agreements The Company has committed to lease agreements not yet effective as of December 31, 2025. The present value of the commitments corresponds to R$ 1,021, composed of agreements for the construction of four vessels for raw material and finished product transportation, with expected completion date between the second quarter of 2026 and the first quarter of 2027. The cash flows related to the contracts are shown below: Consolidated Discounted Undiscounted Dec/25 Dec/25 2026 21 22 2027 103 115 2028 123 146 2029 111 141 2030 101 136 2031+ 562 1,063 Total 1,021 1,623 14 Trade payables Consolidated Parent company Note 2025 2024 2025 2024 Domestic market Third parties 1,668 1,645 1,564 1,945 Third parties (forfait) (i) 3 688 3 581 Total Third parties 1,671 2,333 1,567 2,526 Related parties 104 226 344 256 Related parties (forfait) (i) - 1,073 - 1,073 Total Related parties 8 104 1,299 344 1,329 Foreign market Third parties (ii) 11,423 13,331 131 312 Related parties 8 - - 11,160 12,747 - - - - 13,198 16,963 13,202 16,914 Current liabilities 13,177 16,883 13,181 16,834 Non-current liabilities (iii) 21 80 21 80 Total 13,198 16,963 13,202 16,914 (i) The Company has payment agreements with financial institutions and forfaiting agreements that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers, which, during the year, were affected by a reduction in the available limits of payment agreements with financial institutions (see note 1). The Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 51 maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days. (ii) Includes R$ 7.8 billion (2024: R$ 9.2 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries. (iii) In the Statement of Financial Position, the non-current balance is presented under the heading “other liabilities”. 15 Borrowings and debentures (a) Borrowings and debentures Consolidated Annual average interest rate (%) Maturity 2025 2024 Foreign currency Bonds Note 15 (c) 39,036 43,921 Loans indexed to SOFR (i) 1.93 Jan/2026 to Feb/2031 8,986 5,261 Other 5.65 Sep/2025 - 384 Transactions costs (396) (514) 47,626 49,052 Local currency Debentures Note 15 (d) 3,123 3,075 Loans indexed to IPCA 6.04 Jan/2026 to Jan/2031 243 291 Loans indexed to CDI 3.41 Jan/2026 to Jul/2027 843 827 Other 6.5 Jan/2026 to May/2026 10 - Transactions costs (16) (21) 4,203 4,172 Foreign currency and local currency Current liabilities 8,268 2,278 Non-current liabilities 43,553 50,954 Total 51,821 53,232 (i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$ 1,644 from credit facility contracted by Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 399 from credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency, without guarantee from Braskem; and (c) R$32 from a Sale & Leaseback transaction involving industrial equipment held by Braskem S.A (ownership remains with the respective lessor). The Company maintains export -prepayment operations classified as 'Sustainability Linked Loans (SLL)' totaling R$ 550 (US$ 100), with the principal indexed to the SOFR rate plus a contractual spread of approximately 1.8%. The contractual spread is subject to an adjustment of 0.05 p.p., which may be increased if the Company fails to meet the targets related to the volume of green polyethylene (“Green PE”) sold, or decreased by the same amount if such targets are achieved. The agreements are due in June 2027. In April 2025, the Company made advanced payment of two prepayment agreements in the amount of R$606. The Company’s financing and debenture balances were not affected by the events related to Braskem Idesa mentioned in Note 1. Except for certain reserve accounts as disclosed in note 5 (ii), Braskem's borrowings and debentures above consist of unsecured obligations. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 52 (b) Payment schedule The maturity profile of the long-term borrowings and debentures are as follows: Consolidated 2025 2024 2026 - 2,082 2027 1,617 2,098 2028 7,581 8,495 2029 2,184 2,139 2030 8,524 9,565 2031 4,897 5,490 2032 99 100 2033 5,493 6,184 2034 4,668 5,256 2037 and thereafter 8,490 9,545 Total 43,553 50,954 (c) Bonds Interest Consolidated Issuance date Maturity (% per year) 2025 2024 Jul-2011 and Jul-2012 Jul-2041 7,125 3,211 3,614 Oct-2017 Jan-2028 4,500 6,590 7,417 Nov-2019 Jan-2030 4,500 8,369 9,418 Nov-2019 Jan-2050 5,875 4,228 4,758 Jul-2020 (i) Jan-2081 8,500 1,364 1,526 Feb-2023 Feb-2033 7,250 5,655 6,364 Sep-2023 Jan-2031 8,500 4,863 5,472 Oct-2024 Oct-2034 8,000 4,756 5,352 Total 39,036 43,921 (i) The bond can be repaid by the Company at par value, for periods of 90 days prior to each interest reset, with the first interest reset taking place in January 2026 and the others every 5 years thereafter. Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the financial guarantees comprise senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the financial guarantees comprise obligations subordinated to all current or future senior debts of Braskem. (d) Debentures Consolidated Issuance date Issuer Series Maturity Annual stated interest rate (%) 2025 2024 jan-2022 (i) Braskem 1st dec-2028 IPCA + 5.54 706 - 676 jan-2022 (i) Braskem 2nd dec-2031 IPCA + 5.57 169 - 162 may-2022 (ii) Braskem 1st may-2029 CDI + 1.75 772 - 768 may-2022 (ii) Braskem 2nd may-2032 CDI + 2.00 249 - 248 nov-2022 (ii) Braskem 1st nov-2029 CDI + 1.70 1,129 - 1,123 nov-2032 (ii) Braskem 2nd nov-2032 CDI + 1.95 98 - 98 Total 3,123 3,075 (i) Unsecured debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 53 (ii) Unsecured debentures. 16 Braskem Idesa borrowings Consolidated Identification Maturity Currency and annual average interest rate (%) 2025 2024 Bonds Bond I (i) nov-2029 Us dollar exchange variation + 7.45 5,185 5,497 Bond II (ii) feb-2032 Us dollar exchange variation + 6.99 6,773 7,446 11,958 12,943 Others (iii) oct-2026 Us dollar exchange variation + quarterly Term SOFR + 4.25 - 0 647 (iii) apr-2029 Us dollar exchange variation + quarterly Term SOFR + 8.25 534 0 - (v) oct-2028 Us dollar exchange variation + quarterly Term SOFR + 3.25 1,959 0 1,936 (iv) dec-2026 Us dollar exchange variation + quarterly Term SOFR + 4.50 188 0 - 2,681 2,583 Transactions costs (332) (392) 14,307 15,134 Current liabilities 12,504 857 Non-current liabilities 1,803 14,277 Total 14,307 15,134 (i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. In November 2025, Braskem Idesa did not fulfill the interest payment due for the month, as reported in Note 1. The Company reclassified the bond’s principal balance to current liabilities, as detailed in Note 1. (ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. As a result of the matters disclosed in Note 1, the bond balances were reclassified to current liabilities. In February 2026, Braskem Idesa announced the non-payment of the interest due for the month. (iii) In April 2025, Braskem Idesa entered into a new agreement worth R$ 545 (US$ 95), maturing in April 2029, with interest payable quarterly. The funds obtained from this new financing were used to prepay the loan that was originally due in October 2026. As a result of the matters disclosed in Note 1, the debt triggered a cross-default event and was reclassified to current liabilities. (iv) As detailed in note 1, in October 2025, Braskem Idesa made withdrawals totaling R$ 188 (US$ 34) from a credit facility contracted with Banco Inbursa, which has a total available limit of R$ 468 (US$ 85). This credit facility matures in December 2026. (v) Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support that, as of the end of December 2025, covers 50% of the financing balance of Terminal Química, with the other 50% provided by the other shareholder. The following amortization schedule presents the maturities considering the reclassification as per the note 1 and the original contractual terms: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 54 Reclassification Original contractual maturities 2025 2024 2025 2026 11,865 37 - 2027 72 11 10 2028 1,732 1,610 1,670 2029 5,392 5,420 2032 7,227 6,568 Total 13,668 14,277 13,668 17 Reconciliation of financing activities in the statement of cash flow Consolidated Loan from non controlling Borrowings Braskem Idesa shareholders of and debentures financing Braskem Idesa Lease Dividends Balance as of December 31, 2024 53,232 15,134 1,050 4,306 2 Issued 5,453 972 - - - Payments (1,685) (670) - (873) - Cash generated (used) in financing activities 3,768 302 - (873) - Other changes Interest paid (3,313) (809) - (305) Interest and monetary and exchange variations, net 2,864 (406) (8) (12) Others (25) - New contracts 1,575 Remeasurement 101 Disposal (402) Leaseback (33) Dividends-lapse of statute of limitation (2) Assumption of debt of subsidiary 46 - Currency translation adjustments (4,712) 86 20 (206) Divestment in B&TC (64) - (5,179) (1,129) (13) 718 (2) Balance as of December 31, 2025 51,821 14,307 1,037 4,151 - Current 8,268 24,369 - 902 Non current 43,553 (10,062) 1,037 3,249 Total 51,821 14,307 1,037 4,151 - Parent company Borrowings Related and debentures parties Lease Dividends Balance as of December 31, 2024 9,203 51,034 2,414 2 Issued - 4,195 - - Payments (979) (7,627) (512) - Cash generated (used) in financing activities (979) (3,432) (512) - Other changes Interest paid (856) - (165) - Interest and monetary and exchange variations, net 387 (1,505) 25 - VJ Mutuals adjustments 454 Dividends-lapse of statute of limitation - - - (2) New contracts - - 143 - Remeasurement - - 96 - Disposal - - (123) - (469) (1,051) (24) (2) Balance as of December 31, 2025 7,755 46,551 1,878 - Current 1,204 2,166 483 - Non current 6,551 44,385 1,395 - Total 7,755 46,551 1,878 - Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 55 18 Financial instruments and risk management 18.1 Financial risk management Overview The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving: • Cash flow and liquidity risk management; • Counterparty risk management; and • Foreign exchange, index and interest rate, and commodity risk management. The main objectives of the Company's financial policy are to ensure: - Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets; - The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives; - The continuous preservation of the Company's financial health; - The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties; and - The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between assets and liabilities exposures; In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 56 18.2 Classification of financial instruments Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred. Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management, as follows: I. Amortized cost – This category includes items in which the business model is to hold the financial assets to collect contractual cash flows and are consistent with a basic financial arrangement, meaning the receipt of principal and interest that significantly represent the value of money over time and credit risk, being adjusted for the effective interest rate of the transaction. Net gains and losses with instruments in this category are shown in the statement of profit or loss for the period and arise from the adjustment of balances at their effective rate. In this category, the initial transaction costs that are attributable are included in the initial recognition of the assets. Assets measured at amortized cost may have their values reduced due to impairment. II. Fair value through other comprehensive income (“FVOCI”) – This category includes financial assets whose business model is fulfilled both by receiving contractual cash flows and by selling the assets at opportune moments. Gains and losses from the assets in this category arise from the measurement at fair value of assets that are recorded in other comprehensive income. These assets are adjusted for the effective rate and may incur losses due to impairment, both recorded in the statement of profit or loss for the fiscal year in which they occur. III. Fair value through profit or loss (“FVTPL”) - This category includes other financial assets that do not meet the criteria of the above items. Alternatively, by management's designation, the asset may be measured at FVTPL if it eliminates or reduces measurement inconsistency. Gains and losses are recorded in the statement of profit or loss for the fiscal year. The Company's financial liabilities, except for derivatives and energy contracts, are all subsequently recognized using the amortized cost method. There were no changes in management's business model for existing financial instruments that might require a change in the subsequent measurement method. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 57 All transactions with financial instruments, including derivatives, are recognized in the accounting statements and classified into the following categories: Consolidated Note 2025 2024 Assets Amortized cost Cash and cash equivalents 4 7,115 5,971 Trade accounts receivable 6 3,383 3,516 Other assets 630 474 (=) Subtotal 11,128 9,961 Fair value through profit or loss Derivatives 18.7 10 34 Cash equivalents 4 3,386 9,015 Financial investments 5 1,365 1,832 Energy future agreements 18.7 781 89 (=) Subtotal 5,542 10,970 Fair value through other comprehensive income Trade accounts receivable 6 72 46 Fair value of hedge accounting instruments Derivatives 18.7 75 49 (=) Total assets 16,817 21,026 Liabilities Amortized cost Trade payables 14 13,198 16,963 Borrowings and debentures 15 52,233 53,767 Braskem Idesa borrowings 16 14,639 15,526 Loan from non-controlling shareholders of Braskem Idesa 8 1,037 1,050 Leniency agreement 21 673 636 Other liabilities 2,698 1,673 (=) Subtotal 84,478 89,615 Fair value through profit or loss Derivatives 18.7 21 49 Energy future agreements 18.7 764 108 (=) Subtotal 785 157 Fair value of hedge accounting instruments Derivatives 18.7 44 156 (=) Total liabilities 85,307 89,928 Except for loans, financing and debentures whose fair values were disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 58 18.3 Fair value hierarchy The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market. Management's accounting policy on transfers between levels of the fair value hierarchy stipulates that the inputs used for fair value measurement must be assessed at the end of each reporting period. Based on the sensitivity, importance and source of information, it is determined which level of the fair value hierarchy the evaluated financial instrument is in, and the transfer is made on the date of the measurement of fair values. As of December 31, 2025, there were no changes or reclassification of financial instruments among the levels of the fair value hierarchy. Furthermore, the Company does not have any instruments in the level 3 category. The fair value of the financial instruments measured at the end of the year is shown below: Consolidated Level 1 Level 2 Total Carrying amount Assets Cash equivalents 3,386 3,386 3,386 Financial investments 1,365 1,365 1,365 Trade accounts receivable 72 72 72 Derivatives 85 85 85 Energy future agreements 781 781 781 (=) Total assets 5,689 5,689 5,689 Liabilities Derivatives - 64 64 64 Energy future agreements - 764 764 764 Financing Foreign currency - Bonds 15,266 - 15,266 39,036 Foreign currency - Others - 6,501 6,501 8,986 Local currency - 773 773 1,088 Debentures and ARC - 1,565 1,565 3,123 Braskem Idesa financing Bond 6,734 - 6,734 11,958 Others - 2,029 2,029 2,681 (=) Total liabilities 21,999 11,696 33,695 67,700 The Company uses the following evaluation techniques in measuring the fair value of its financial instruments: Financial assets classified as FVTPL or FVOCI: They are valued through inputs obtained from sources that reflect the most current observable market prices, such as CDI rate. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 59 Energy futures contracts: The fair value of these financial instruments is estimated based on the present value of the cash flows of the contracts and has as its main assumptions the future price of energy obtained through the forward curve of the price (DCIDE). The rate used for discounting to present value is the future curve of the CDI rate obtained through Brasil, Bolsa, Balcão (“B3”). Derivative financial instruments: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. Financial liabilities related to loans, financing, bonds and debentures: To determine the fair value of instruments traded in the secondary market, such as bonds and debentures, the closing market prices on the reporting date were used and, therefore, are classified at level 1 of the fair value hierarchy. In determining the fair value of other financial liabilities, the Company estimates the present value of future contractual cash flows, based on observable market rates at the reporting date, including for similar instruments, also taking into account the currency of each instrument. The evaluation techniques used in the measurement of fair value in the current fiscal year are consistent with those used in the comparative financial statements. 18.4 Capital management As of December 31, 2025 and 2024, the Company’s capital structure was as follows (Ex-Braskem Idesa): Capital structure 2025 2024 Equity attributable to the Company's shareholders (16,502) (4,278) Equity attributable to Braskem Idesa (2,811) 497 Equity attributable to the Company's shareholders - Ex Braskem Idesa (13,691) (4,775) Third-party capital 98,381 105,853 Third-party capital - Braskem Idesa 24,671 22,738 Total third-party capital - Ex Braskem Idesa 73,710 83,115 Total Ex Braskem Idesa 60,019 78,340 In 2025, the Company reported negative equity and is currently reassessing its capital structure, as detailed in note 1. As with liquidity, capital management is carried out at the Consolidated level, except for the liquidity and capital of Braskem Idesa and other subsidiaries with non-controlling shareholders, which are managed independently within the scope of those respective entities. 18.5 Liquidity risk management The financial risk management policy stipulates that, concerning liquidity risk, the Company must ensure the continuous fulfillment of its financial obligations by: 1. Measuring and maintaining a minimum cash balance ("minimum cash availability"); 2. Allocating this balance in financial investments; and 3. Obtaining new financing, refinancing, and working capital, exchange, and guarantee instruments. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 60 The Company's minimum cash is defined as the lowest level of cash capable of honoring the disbursement commitments foreseen for a given period, assuming limitations in the inflow of financial resources (absence of financing sources) and operational resources (scenario of economic crisis and recession). The Company consistently monitors qualitative criteria to anticipate market trends by analyzing the market, assessing liquidity expectations, evaluating crises and volatility, and comparing the Company with global competitors. Due to the prolonged downturn in the petrochemical sector, the Company faced challenges throughout the fiscal year 2025 in maintaining its minimum cash reserve policy. Given this scenario, several initiatives are currently underway to preserve cash and strengthen the Company's liquidity, as detailed in note 1. The financial assets that address liquidity risk are the resources held in cash and cash equivalents and short-term financial investments and are readily available due to high liquidity. In addition, the Company may opt for the receipt and prepayment of accounts receivable for cash management. See note 6 for more information on the prepayment of receivables. Braskem's financial liabilities, by maturity, are shown in the table below: Consolidated Until Between one Between two More than one year and two years and five years five years Total Trade payables 13,350 - 21 - - - - 13,371 Borrowings and debentures 13,677 2,876 26,295 32,989 75,837 Braskem Idesa borrowings 972 187 11,495 10,416 23,070 Derivatives 357 162 370 77 965 Loan from non-controlling shareholder of Braskem Idesa - - - 1,795 1,795 Leniency agreement 72 296 647 - 1,015 Lease 1,103 897 1,593 2,001 5,594 At December 31, 2025 29,531 4,439 40,400 47,278 121,647 Interest discounted to present value (6,159) (1,725) (13,166) (14,582) (35,632) Carrying amount 23,372 2,714 27,234 32,695 86,014 If Braskem Idesa’s group of bondholders require the early payment of this debt, the Company’s financial liabilities by maturity date are shown in the table below. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 61 Consolidated Until Between one Between two More than one year and two years and five years five years Total Trade payables 13,350 - 21 - - - - 13,371 Borrowings and debentures 13,677 2,876 26,295 32,989 75,837 Braskem Idesa borrowings 20,024 208 2,890 - 23,122 Derivatives 357 162 370 77 965 Loan from non-controlling shareholder of Braskem Idesa - - - 1,795 1,795 Leniency agreement 72 296 647 - 1,015 Lease 1,103 897 1,593 2,001 5,594 At December 31, 2025 48,583 4,460 31,795 36,862 121,699 Interest discounted to present value (13,346) (1,686) (9,918) (10,734) (35,684) Carrying amount 35,237 2,774 21,877 26,128 86,014 18.6 Counterparty risk management It refers to the possibility of counterparties failing to fulfill their commitments in a transaction with the Company. The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved. Counterparty risk - Financial institutions In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty. The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below: Rating agency Local minimum rating Global minimum rating Fitch Ratings A+ BBB- Moody's Investor A1 Baa3 Standard & Poor's A+ BBB- Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The carrying amount of financial assets with exposure to counterparty risk with financial institutions is presented below: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 62 Consolidated 2025 2024 Cash and cash equivalents 10,501 14,986 Financial investments 1,365 1,832 Derivatives - assets 85 83 Derivatives - liabilities 64 205 (=) Total 12,015 17,106 The derivative financial instruments obtained and held on December 31, 2025 were executed both on internationally recognized and regulated stock exchanges and in the over-the-counter market, with major financial counterparties, under the framework of global derivatives contracts, either in Brazil or abroad. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment (“CVA”) or Debt Valuation Adjustment (“DVA”) models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default. The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below: 2025 2024 Domestic market Foreign market Total Domestic market Foreign market Total Financial assets with risk classification AAA 1,810 4,111 5,921 4,656 7,482 12,138 AA+ 632 - 632 153 - 153 AA 65 32 97 190 - 190 AA- 27 - 27 125 - 125 A+ 6 3,604 3,610 - 2,849 2,849 A 385 147 531 232 678 910 A- - 891 891 7 233 240 BBB - - - 1 1 2,925 8,785 11,710 5,363 11,243 16,606 Financial assets without risk classification Other financial assets with no risk (i) 156 - 156 212 - 212 assessment 156 156 212 212 Total 3,081 8,785 11,866 5,575 11,243 16,818 (i) Investments approved by the Management, in accordance with the Financial Policy. For the financial institutions’ counterparty risk there was no recognition of expected credit losses, taking into consideration the high credit rating degree of the counterparties and the positive history of solvency of all financial assets, among other factors. The Company continuously monitors the changes in the counterparties’ ratings and, if necessary, reallocates funds to meet the requirements of the financial risk management policy. Counterparty risk - Trade accounts receivable As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 63 The Company’s clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad, in which qualitative and quantitative analyses are conducted to determine the risk of each counterparty, as well as the required guarantees to support the Company’s exposure. The qualitative analysis is performed via a credit questionnaire that qualifies and quantifies the financial information of clients. The items assessed are scored according to a risk assessment matrix. The quantitative analysis represents the financial component for calculation of the client credit risk. The variables financial score and probability of insolvency are considered, calculated via statistical modeling. The Company also considers other elements within the risk assessment matrix, such as history of punctuality, country risk, credit analysis of the business group, and guarantees to mitigate risk, such as sureties, letters of credit, insurance, fiduciary sale, among others. After credit risk assessment, a risk rating by client is assigned, varying from minimal to very high risk; then this information is used in the management of the Company’s receivables and loss estimate. Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings that represent Company’s total exposure was as follows: (%) 2025 2024 Minimal risk 71.00 70.27 Low risk 21.60 16.60 Medium risk 6.40 8.49 High risk 0.80 4.51 Very high risk (i) 0.20 0.14 (i) Clients in this group that are still active purchase from Company and pay in advance. For the export market, approximately 88% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 29% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance. Management considers on default the counterparty that does not pay its debts when due. The exposure to credit risk of the counterparties in total amounts refers to the trade accounts receivable amounts identified in Note 6. 18.7 Market risk The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows. To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process. As of December 31, 2025, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 64 Instrument Market risk Exposure Protection Notional Balance at 2024 Change in fair value Financial settlement Balance at 2025 Non-hedge accounting transactions Future contract Commodities price Gasoline Naphtha (14) (9) (17) 27 1 Swap - Terminal Química Interest rate SOFR variable SOFR fixed (44) 4 3 2 9 Energy future agreements Energy price Energy (136) 19 (36) - (17) 14 (50) 29 (7) Hedge accounting transactions Swap - Terminal Química Interest rate SOFR variable SOFR fixed (10) 20 24 - 44 Put and call options Foreign exchange R$ US$ 2,526 132 (150) (1) (19) Swap CRA US$ and fixed rate R$ US$ and fixed rate 742 (49) (26) 19 (56) Swap CDI dollar US$ and fixed rate R$ US$ and fixed rate - 24 (10) (14) - 127 (162) 4 31 Asset Current asset 73 365 Non-current asset 99 501 Total 172 866 Liabilities Current liabilities 212 331 Non-current liabilities 101 497 Total 313 828 Balance - liabilities - assets 141 (38) 18.8 Sensitivity analysis Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below: Selection of risks On December 31, 2025, the main risks that can affect the value of Company’s financial instruments are: • IPCA inflation rate; • Selic and CDI interest rates; • SOFR interest rate; • US$/R$ exchange rate; Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 65 • MXN/R$ exchange rate; and • Euro/R$ exchange rate. For the purpose of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it. Selection of scenarios The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as of December 31, 2025. The likely scenario for the Mexican Peso is constructed by interpolating future US$-MXN exchange rate curves based on market data. This curve is then converted, using the US$-BRL curve as a reference. According to the Market Readout, US$1 will remain at approximately R$ 5.44, while the Selic rate should reach 12.25% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$ 7.11, and the Mexican Peso is expected to remain near R$ 0.37. Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate was used, which was published in December 2025, in comparison with the current level of the Federal Funds rate on December 31, 2025. For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 66 Gain (losses) Exposure value as of Dec.2025 Probable Reasonably possible Possible (USD x BRL 5,44) (USD x BRL 6,16) (USD x BRL 7,46) Instrument / Sensitivity Brazilian real-US$ dollar exchange rate Cash, cash equivalents and financial investments 8,895 (101) 1,055 3,165 Borrowings (62,661) 545 (5,696) (17,089) Trade payables (10,502) 119 (1,246) (3,737) Derivatives (522) 102 (89) (295) Loan from non-controlling shareholders (1,037) 12 (123) (369) of Braskem Idesa Trade accounts receivables 1,630 (18) 193 580 (EUR x BRL 7,11) (EUR x BRL 7,21) (EUR x BRL 8,69) Brazilian real-euro exchange rate Cash, cash equivalents and financial investments 213 21 24 73 Trade accounts receivables 16 2 2 5 Trade payables (37) (4) (4) (13) (MXN x BRL 0,37) (MXN x BRL 0,30) (MXN x BRL 0,36) Brazilian real-mexican peso exchange rate Cash, cash equivalents and financial investments 60 12 7 20 Trade accounts receivables 279 56 31 93 Trade payables (870) (176) (97) (292) 12,25% 18,52% 25,57% CDI interest rate Cash, cash equivalents and financial investments 2,631 (62) 80 239 Borrowings indexed to CDI (3,091) 218 (296) (942) Leniency agreement (673) 25 (33) (99) 4,32% 6,03% 9,58% IPCA interest rate Borrowings indexed to IPCA (1,117) (1) (30) (91) Derivatives 747 101 45 143 3,4% 8,22% 17,36% SOFR interest rate Borrowings indexed to SOFR (11,668) 47 (859) (2,577) 18.9 Cash flow hedge The Company designates certain derivative financial instruments and financial liabilities of debt denominated in US dollar as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with future sales, considered highly probable at the time of designation. At the beginning of the designated hedge accounting relationships, the Company documents the risk management objective and strategy and formally identifies the hedge instrument and the hedged item. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 67 The Company protects foreign exchange risks and documents the economic connection between the hedge instrument and the hedged item. Assessing the economic relationship consists of determining whether there is an expectation that changes in cash flows of the hedge item and the hedge instrument will offset each other, i.e., whether the hedging strategy is effective. The hedge ratio determined by the Company is the balance between the positions and maturities of the instrument and the hedged item, aiming for a well-calibrated ratio in order to reflect in the financial statements the economic effects of the hedging activity. Potential sources of ineffectiveness may include different maturities between the instrument and the hedged item and the hedge ratio. If the economic relationship no longer satisfies the criteria for hedge accounting, or if the hedge instrument expires, is sold, terminated, or exercised, then hedge accounting is prospectively discontinued. As the items subject to hedge affect profit or loss, the effective portions of the hedging strategy accumulated in the hedge reserve are reclassified to profit or loss at the same time the object is recognized. The discontinuation results solely from the conclusion that, under the current circumstances and heightened uncertainty, the transactions can no longer be assessed as “highly probable” as required by IFRS 9, although they remain expected to occur. This assessment is strictly related to compliance with the applicable accounting requirements and does not reflect any change in management’s expectations regarding the realization of such transactions, which continue to be forecast and are included in the approved business plan. Below is the details of the hedge accounting strategy and the positions of the designated and recognized instruments in the fiscal year: Derivatives designated for hedge accounting – Braskem S.A. (i) US$ call and put option As of December 31, 2025, the Company holds a total notional amount of put options of US$ 0.48 billion (R$ 2.53 billion), with an average strike price of 5.24 R$/US$ and notional amount of call options of US$ 0.32 billion (R$ 2.53 billion), with an average strike price of 7.82 R$/US$ The operations have a maximum term of 18 months. US Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instruments and are separately recorded as hedging cost, recognized in the OCI. The hedge program was prospectively discontinued as of December 2025. (ii) US$ Swap CDI Dollar In 2018, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$ 1.27 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of US dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in R$/US$ price. The derivative was settled and hedge accounting terminated in 2025. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 68 (iii) US$ Swap – CRA In 2022, the Company contracted foreign exchange derivative operations (“swaps”) with semiannual maturities for the next 10 years as from March 2022, changing the variation of IPCA for the variation of US dollar. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects were at the time of designation highly probable future revenue subject to the R$/US$ exchange rate. The hedge accounting program was prospectively discontinued as of December 2025. Accordingly, the fair value changes of the effective portion of the hedge were recognized in equity, within OCI, up to the discontinuation date, and will be reclassified to financial result upon the settlement of each of the hedged items previously designated. Identification Total nominal value R$ Hedge (Interest rate per year) Maturity 2025 2024 Swaps CRA 600,218 3.54% Dec-2028 42 41 Swaps CRA 141,298 3.37% Dec-2031 14 8 Total 741,516 56 49 (iv) SOFR Swaps - TQPM To mitigate the risk associated with the terminal project, TQPM entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to debt financial liabilities. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component. The economic relationship between the hedging instrument and the hedged item is established based on reference rates, durations, reset dates, maturities, and notional or principal amounts. The main sources of ineffectiveness in these hedge relationships are: • the impact of the counterparty’s and the Company’s own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and • mismatches in repricing dates between the swaps and the underlying borrowings. The asset leg of the swap is tied to the 3-month SOFR rate, while the liability leg is fixed at 4.308% per annum. Future exports in US$ Braskem S.A. Below is the breakdown of the instruments designated for hedge accounting at Braskem S.A., including details of each transaction and the respective carrying amounts for the period. The hedge program was prospectively discontinued as of December 2025. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 69 Hedge instruments – US$ Designation year Hedge instrument Notional Maturity Protection exchange rate in R$ Balance at 2024 Designated hedge instrument Hedging instruments settled Discontinued hedge Balance at 2025 2017 Financial liabilities in US$ 1,250 2028 3.17 1,250 - - (1,250) - 2019 Financial liabilities in US$ 2,200 2030 / 2031 / 2032 3.92 1,800 - - (1,800) - 2020 Financial liabilities in US$ 600 2032 4.02 400 - - (400) - 2021 Financial liabilities in US$ 400 2025 5.58 400 - (400) - - 2022 Financial liabilities in US$ 500 2029 5.18 500 - - (500) - 2023 Financial liabilities in US$ 400 2033 5.01 400 - - (400) - 2024 Financial liabilities in US$ 400 2033 5.78 400 - - (400) - 2025 Financial liabilities in US$ 3,650 Between 2029 and 2035 5.55 - 3,650 - (3,650) - Total 5,150 3,650 (400) (8,400) Hedge instruments – R$ Designation year Hedge instrument Notional Maturity Protection exchange rate in R$ Balance at 2024 Designated hedge instrument Hedging instruments settled Exchange variation Discontinued hedge Balance at 2025 2017 Financial liabilities in US$ 6,878 2028 3.17 7,740 - - (862) (6,878) - 2019 Financial liabilities in US$ 12,105 2030 / 2031 / 2032 3.92 11,146 - - (1,242) (9,904) - 2020 Financial liabilities in US$ 3,301 2032 4.02 2,477 - - (276) (2,201) - 2021 Financial liabilities in US$ 2,201 2025 5.58 2,477 - (2,233) (244) - - 2022 Financial liabilities in US$ 2,751 2029 5.18 3,096 - - (345) (2,751) - 2023 Financial liabilities in US$ 2,201 2033 5.01 2,477 - - (276) (2,201) - 2024 Financial liabilities in US$ 2,201 2033 5.78 2,477 - - (276) (2,201) - 2025 Financial liabilities in US$ 20,084 Between 2029 and 2035 5.55 - 20,092 - (8) (20,084) - Total 31,890 20,092 (2,233) (3,529) (46,220) Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 70 The balances included in the hedge reserves and their changes during the year are presented below: Other comprehensive income in the year Designation year Balance at 2024 Exchange variation in the year Hedge reserve settled Balance at 2025 2017 (3,779) 863 - (2,916) 2019 (4,758) 1,242 773 (2,743) 2020 (1,108) 276 - (832) 2021 (244) - 244 2022 (507) 345 - (162) 2023 (474) 276 - (198) 2024 (166) 276 - 110 2025 - 8 - 8 Total (11,036) 3,286 1,017 (6,733) Income taxes 3,752 (1,117) (346) 2,289 Valuation allowance for impairment of deferred tax asset (i) (2,635) 346 (2,289) Hedge reserve (7,284) (466) 1,017 (6,733) Hedge reserve for discontinued instruments (7,284) (6,733) (i) Deferred tax asset balances on OCI were fully covered by a valuation allowance for losses, as detailed in Note 20.2(c). The realizations of the hedge reserve are recognized in the financial result for the fiscal year. Future exports in US$ - Braskem Idesa The hedge program of Braskem Idesa was prospectively discontinued as of November 2025, as a result of the events disclosed in Note 1. Below is the breakdown of the instruments designated for hedge accounting, including details of each transaction and the balance at the end of the period. Hedge instrument – US$ Designation year Hedge instrument Notional Maturity Protection exchange rate in MXN Balance at 2024 Designated hedge instrument Hedge instruments settled Discontinued hedge Balance at 2025 2019 Financial liabilities in US$ 900 2026 a 2029 19.61 900 (900) - 2021 Financial liabilities in US$ 1,288 2023 a 2031 20.36 1,305 (17) (1,288) - 2025 Financial liabilities in US$ 95 2029 19.55 95 (95) - Total 2,205 95 (17) (2,283) Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 71 Hedge instrument – R$ Designation year Hedge instrument Notional Maturity Protection exchange rate in MXN Balance at 2024 Designated hedge instrument Hedge instruments settled Exchange variation Discontinued hedge Balance at 2025 2019 Financial liabilities in US$ 5,573 2026 a 2029 19.61 5,573 - - (621) (4,952) - 2021 Financial liabilities in US$ 8,360 2023 a 2031 20.36 8,081 - (95) (900) (7,086) - 2025 Financial liabilities in US$ 1,857 2029 19.55 - 1,857 - (1,334) (523) - Total 13,654 1,857 (95) (2,856) (12,561) The balances included in the hedge reserves and their changes during the year are presented below: Other comprehensive income in the year Designation year Balance in 2024 Exchange variation in the year Hedge reserve settled Balance at 2025 2019, 2021 e 2025 (492) 1,260 659 1,427 Income tax 147 (389) (203) (444) Hedge reserve net of taxes (344) 872 456 983 The amounts recorded in the hedge reserve will be recognized in financial income (expense) as the hedged item’s future cash flows occur. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 72 19 Taxes payable Consolidated Parent company 2025 2024 2025 2024 Brazil IPI 57 78 57 78 ICMS 317 494 317 490 PIS and COFINS 15 24 15 24 Other 33 3 33 3 - - - - Other countries Value-added tax 115 122 - - Tax on financial income - 168 - - Total 537 889 422 595 Current liabilities 475 625 360 501 Non-current liabilities 62 264 62 94 Total 537 889 422 595 20 Income taxes Income taxes comprise current and deferred taxes. They are recognized in profit or loss except to the extent that they relate to items directly recognized in other comprehensive (loss) income. 20.1 Current income taxes Current income taxes comprise the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met. As of December 31, 2025, the amount of income tax and social contribution presented in the consolidated current assets is R$ 496 (2024: R$ 782) and in the parent company's current assets is R$ 59 (2024: R$ 265). In the consolidated non-current assets is R$ 225 (2024: R$ 295) and in the parent company's non-current assets is R$ 138 (2024: R$ 295). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 73 (a) Reconciliation of effective tax rate Consolidated Parent company Note 2025 2024 2025 2024 Loss before IR and CSL (2,845) (17,733) (784) (16,103) IR and CSL at the rate of 34% 967 - 6,029 267 5,475 Permanent adjustments to the IR and CSL calculation basis Income taxes on equity in results of investees 3 (7) 446 - 488 Thin capitalization (1,446) (1,154) (1,446) - (1,154) Use of tax loss carryforward in settlement of assessment 22.2.1 (406) - (406) - - Tax effects on gain on the sale of subsidiary Cetrel - 144 - - 144 Tax sparing credits (i) 2,113 - - - - Capital gains taxes (188) - (188) - - Valuation allowance for realization of deferred tax asset 20.2(c) (8,759) - (7,593) - - IR and CSL accrued in previous years (ii) 314 - 476 - - Non-taxable effect on Selic interest accrued on tax overpayments (iii) 303 - 303 - - Difference of rate applicable to each country 44 914 - - - Taxes on dividends distribution (984) - (984) - - International Tax Reform - Pillar Two 20.2(d) 211 (197) - - - Other permanent adjustments (288) (48) 29 - (170) Effect of IR and CSL taxes on results of operations (8,116) 5,681 (9,096) 4,783 Current income taxes expense (183) (613) (73) (5) Current income tax - Pillar two 211 (197) - - Deferred tax (8,144) 6,491 (9,023) 4,788 Total (8,116) 5,681 (9,096) 4,783 Effective rate -285.2% 32.0% -1160.2% 29.7% (i) Refers to tax credits of Braskem Netherlands that were not previously recognized due to the absence of an expectation of recoverability. In the year ended December 31, 2025, their utilization became probable based on new evidence supporting their future use. (ii) Refers to the recognition of tax credits related to fiscal years 2022 and 2023 by Braskem S.A., arising from changes in the taxation applicable to dividends received from its subsidiary in the Netherlands during the period from 2021 to 2023. (iii) Refers to the non-taxable base of corporate income tax and social contribution on net income on the SELIC interest adjustment of tax overpayments arising from gains obtained in the CIDE-gasoline judicial proceeding, as described in Note 9. 20.2 Deferred income taxes Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Company and its subsidiaries individually. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 74 The measurement of deferred taxes reflects the tax consequences that would follow from how the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Annually, the Company revises its projection of taxable income based on its Business Plan. The Business Plan is prepared annually by the Executive Board, and its main variables include projections for key assumptions, as outlined in Note 12. In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by third party consulting firms, which are reviewed and supplemented based on Management´s experience. Deferred tax assets are reviewed at each reporting date and are written off to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax assets and liabilities are offset only if certain criteria are met. (a) Changes in deferred tax balances Consolidated At December 31, 2023 Impact on the P&L Other comprehensive income At December 31, 2024 Impact on the P&L Other comprehensive income At December 31, 2025 Assets Tax losses 3,885 3,534 0 7,419 248 0 7,667 Exchange variations 2,069 2,429 2,120 6,618 (845) (2,187) 3,586 Provisions 3,922 971 (3) 4,890 (1,275) 0 3,615 Lease 1,626 94 0 1,720 2,085 0 3,805 Tax credits 781 23 0 804 2,178 0 2,982 Other 150 (25) 0 125 (22) 0 103 Valuation allowance for realization of deferred tax asset (i) (8,759) (2,348) (11,107) Total 12,433 7,026 2,117 21,576 (6,390) (4,535) 10,651 Liabilities Amortization of goodwill for tax purposes 721 (5) 0 716 (66) 0 650 Tax depreciation 4,056 625 0 4,681 98 0 4,779 PIS and COFINS credit - exclusion of ICMS 189 1 0 190 0 0 190 Provisions 751 287 0 1,038 (807) 0 231 Right of use of assets 1,593 (47) 0 1,546 2,206 0 3,752 Present value adjustment and amortized cost 194 94 364 652 152 804 Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar 115 47 0 162 (26) 0 136 Other 48 (467) 435 16 (14) 19 21 Total 7,667 535 799 9,001 1,543 19 10,563 Net 4,766 6,491 1,318 12,575 (7,933) (4,554) 88 Presentation in the statement of financial position: Non-current assets 6,443 13,882 1,557 (-) Non-current liabilities 1,677 1,307 1,469 (i) Effect of the assessment of the recoverability of deferred tax assets (Note 20.2.c). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 75 Parent companty At December 31, 2023 Impact on the P&L Other comprehensive income At December 31, 2024 Impact on the P&L Other comprehensive income At December 31, 2025 Assets Tax losses 2,078 1,999 0 4,077 (87) 0 3,990 Exchange variations 2,069 2,893 1,656 6,618 (1,485) (1,445) 3,688 Provisions 3,420 189 (2) 3,607 (461) 0 3,146 Lease 1,115 (8) 0 1,107 243 0 1,350 Tax credits 781 23 0 804 434 0 1,238 Other 127 (25) 0 102 3 0 105 Valuation allowance for realization of deferred tax asset (i) 0 0 0 0 (7,593) (2,339) (9,932) Total 9,590 5,071 1,654 16,315 (8,946) (3,784) 3,585 Liabilities Amortization of goodwill for tax purposes 716 0 0 716 (65) 0 651 Tax depreciation 1,263 103 0 1,366 61 0 1,427 PIS and COFINS credit - exclusion of ICMS 189 0 0 189 0 0 189 Right of use of assets 1,062 (104) 0 958 303 0 1,261 Present value adjustment and amortized cost 358 291 0 649 (202) 0 447 Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar 150 13 0 163 (26) 0 137 Other 6 (20) 20 6 6 0 12 Total 3,744 283 20 4,047 77 4,124 Net 5,846 4,788 1,634 12,268 (9,023) (3,784) (539) (i) Effect of the assessment of the recoverability of deferred tax assets (Note 20.2.c) (b) Offset for the purpose of presentation in the consolidated statement of financial position 2025 2024 Deferred tax assets Deferred tax liabilities Balance Deferred tax assets Deferred tax liabilities Balance Braskem S.A. 3,585 (4,124) (539) 16,315 (4,047) 12,268 Braskem Argentina (1) (1) - - - Braskem America 588 (1,405) (817) 494 (1,767) (1,273) Braskem Europe 19 (15) 1,491 24 (17) 7 Braskem Green - (49) (49) - (24) (24) Braskem Netherlands 2,115 (624) 1,491 355 (195) 160 Braskem Idesa 4,210 (4,210) - 3,612 (2,284) 1,328 Braskem Mexico Serviços 32 - 32 14 - 14 Braskem Mexico Sofom 61 (73) (12) 657 (654) 3 Braskem Siam 11 (10) 1 - - B&TC - - - - (10) (10) ER Plastic - - - 5 - 5 Terminal Quimica - (50) (50) 56 - 56 Voqen 1 - 1 16 - 16 Wise 29 (2) 27 28 (3) 25 Total 10,651 (10,563) 88 21,576 (9,001) 12,575 Deferred tax assets 1,557 13,882 Deferred tax liabilities (1,469) (1,307) Balance 63 12,575 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 76 (c) Realization of deferred tax assets and unrecognized tax assets For the fiscal year ended December 31, 2025, Management reassessed the recoverability of the Company’s and its subsidiaries’ deferred tax assets, in accordance with IAS 12, considering all available positive and negative evidence regarding the existence of sufficient future taxable profits to realize the recognized credits. This process included, among other factors, an analysis of recent operating results, the performance projections set forth in the approved business plan, the expiration period of tax loss carryforwards, and applicable tax‑planning strategies. Although Management’s projections indicate the generation of taxable profits over a horizon of up to ten years, verifiable negative evidence—particularly the recent history of tax losses, the inherent uncertainties of the petrochemical sector, and the sector’s characteristic lack of long‑term commercial contracts—prevailed in the recoverability assessment. In light of those evidences, it was not possible to conclude that the availability of future taxable profits for the utilization of tax loss carryforwards is probable. As a result, the valuation allowance for the realization of deferred tax assets recognized on a consolidated basis amounted to R$ 11,107, of which R$ 8,759 impacted consolidated profit or loss for the year and R$ 2,348 were recognized in consolidated other comprehensive income. At the parent company level, the valuation allowance for realization totaled R$ 9,932, with effects of R$ 7,593 recognized in profit or loss for the year and R$ 2,339 in other comprehensive income. The allowances recorded by the parent company and Braskem Idesa substantially represent the entirety of the deferred tax asset valuation allowance recognized for the period. The Company will continue to periodically monitor performance assumptions, the macroeconomic environment, and regulatory and tax developments. Any changes in the evidence that increase the probability of realization may result in future recognition (or reversal of valuation allowances) of deferred tax assets, in accordance with IAS 12. As of December 31, 2025, the unrecognized balance of deferred tax assets of the Company and its subsidiaries related to tax loss carryforwards and temporary differences—whose realization is not considered probable due to the lack of expected future taxable profits—amounted to R$ 11,107 on a consolidated basis and R$ 9,932 at the parent‑company level. (d) International Tax Reform - Pillar two model rules The Company falls within the scope of the International Tax Reform rules – Pillar II Model Rules, an initiative of the Organisation for Economic Co-operation and Development (“OECD”) within the context of the BEPS (Base Erosion and Profit Shifting) Project. This project aims to address tax planning practices that result in the erosion of the tax base and the shifting of profits to low-tax jurisdictions. Pillar II establishes a global minimum tax of 15% for each jurisdiction in which a multinational group operates. The Company is subject to the Pillar II rules in Germany, Brazil, and the Netherlands. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 77 In the year ended December 31, 2025, the Company fully reversed the provision recognized after considering the tax sparing credits accumulated up to December 31, 2023 in the Pillar II calculation of its subsidiary in the Netherlands. In accordance with the Pillar II rules, such credits may be included in the corporate income tax base, which increased the subsidiary’s effective tax rate. As a result of this increase, no additional tax was recognized under the Pillar II rules. The Company does not expect additional impacts on its financial statements arising from the enactment of the rules in other jurisdictions, as the effective tax rates in those jurisdictions exceed 15%. Additionally, the Company applied the temporary exception from recognizing deferred taxes related to the top-up tax and assessed the new disclosure requirements regarding exposures to Pillar II, as provided for under the applicable accounting standards. 21 Sundry provisions Consolidated Parent company 2025 2024 2025 2024 Leniency agreements 673 636 673 636 Provision for environmental damages 972 1,042 972 1,042 Provision for customers rebates 189 201 97 108 Others 90 92 90 92 Total 1,924 1,971 1,832 1,878 Current liabilities 711 619 619 526 Non-current liabilities 1,213 1,352 1,213 1,352 Total 1,924 1,971 1,832 1,878 (a) Leniency agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$ 957 (R$ 3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company. Since 2016, The Company has paid R$ 3,405, distributed as shown below: Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 78 AGU CGU and MPF DoJ (i) OAG (i) MPF SEC (i) Total Agreements signed with: Amounts paid 1,213 297 407 1,282 206 3,405 (i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court (Superior Tribunal Federal, hereinafter “STF”), within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below. The MPF agreed to the terms of the Amendment to the CGU/AGU Agreement: (i) 2025: R$ 35 (ii) 2026: R$ 35 (iii) 2027: R$ 55 (iv) 2028 to 2030: installments of R$ 158 each. The CGU/AGU Amendment will be submitted for approval by the STF, in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$ 112 in the provision amount of the leniency agreement. On December 31, 2025, the balance payable adjusted for SELIC rate is R$ 673, with R$ 90 recorded under current liabilities and R$ 583 under non-current liabilities. (b) Provision for environmental damages The provision for environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans. Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies. The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting them to present value. The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred over several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that the Company reevaluates its potential exposure related to environmental matters. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 79 The provision is recorded based on the areas in which remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations. As of December 31, 2025, the amount recorded in current liabilities is R$ 377 (2024: R$ 287 in the consolidated and R$ 287 in the parent company) and in non-current liabilities is R$ 595 (2024: R$ 755 in the consolidated and R$ 755 in the parent company). (c) Rebates Some sales agreements of the Company provide for a rebate in products should certain sales volumes be achieved within a year, six-month period or three-month period, depending on the agreement. The rebate is recognized monthly as an accrual, reducing net revenue, assuming that the minimum contractual amount will be achieved. (d) Changes in provisions Consolidated Recovery of Leniency environmental agreements damages Rebate Other Total At December 31, 2023 1,016 928 161 120 2,225 Additions, monetary adjustments and exchange variation 1 360 217 19 597 Write-off due to sale of investments in subsidiaries - (41) - - (41) Payments (269) (205) (177) (47) (698) Write-offs through negotiation (112) - - - (112) At December 31, 2024 636 1,042 201 92 1,971 Additions, monetary adjustments and exchange variation 74 165 127 3 369 Payments (37) (235) (139) (5) - (416) At December 31, 2025 673 972 189 90 1,924 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 80 Parent company Recovery of Leniency environmental agreement damage Rebate Other Total At December 31, 2023 1,016 887 93 88 2,084 Additions, monetary adjustments and exchange variation 1 360 150 10 521 Payments (269) (205) (135) (6) (615) At December 31, 2024 636 1,042 108 92 1,878 Additions, monetary adjustments and exchange variation 74 165 89 3 331 Payments (37) (235) (100) (5) (377) Write-offs through negotiation - - - - - At December 31, 2025 673 972 97 90 1,832 22 Provisions for legal proceedings and contingent liabilities Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows: Probable chance of loss: present obligation for which it is probable that an outflow of resources will be required to settle the obligation. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 22.1). Possible chance of loss: present obligation for which the possibility of outflow resources is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 22.2). The Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter. In addition, the Company also is a plaintiff in several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and such amount is recognized. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 81 22.1 Lawsuits classified as probable losses Consolidated Parent company 2025 2024 2025 2024 Labor claims 160 190 160 190 Tax claims - - - - Income taxes (i) 98 34 98 34 PIS and Cofins 257 248 257 248 ICMS 10 20 10 20 Other tax claims 70 84 70 84 Total 435 386 435 386 Corporate claims 128 118 128 118 Civil claims and other 199 151 199 151 Total 922 845 922 845 (i) Increase in provision due to a change in the forecast for proceedings associated with the offsetting of tax loss carryforwards and negative tax bases against Corporate Income Tax (IR) and Social Contribution on Net Profit (CSL) liabilities (see Note 22.2.1 (7)). As of December 31, 2025, the main claims considered in provisions are the following: Description of tax lawsuits Amount provisioned 2025 2024 Taxing Entity: Federal Government 1) Non-cumulative PIS and COFINS taxes: Charges of amounts due to offset of non-cumulative PIS and COFINS tax credits, related to the periods from 2005 to 2010 and from 2012 to 2018, that were not approved by the Federal Revenue Service of Brazil. The lawsuits refer to offsetting statements in amounts that exceeded those declared, freight expenses, acquisition of property, plant and equipment and revenues incorrectly classified. 134 133 2) PIS and COFINS taxes: Charge of debits related to various periods, between 1999 and 2002, arising from insufficient payments of contributions and offset considered undue by the Tax Authority using credit resulting from the addition of 1% to the COFINS rate and PIS credits under Decree-Laws 2,445 and 2,449, whose period of use had allegedly expired. The lawsuits are under legal phase and the Company pledged bank guarantee and performance bonds at their full amount. 89 81 3) Sundry tax lawsuits 150 172 Total tax lawsuits 373 386 Description of corporate lawsuits Amount provisioned 2025 2024 Plaintiff: Banco do Brasil S.A 1) The Company is party to writ of debt filed against it in 1991, currently under appellate phase. Trikem S.A. (“Trikem”), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. 101 95 2) Sundry corporate lawsuits 27 23 Total corporate lawsuits 128 118 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 82 22.1.1 Changes in claims with probable chance of loss Parent company Consolidated Labor Tax Corporate Civil claims claims claims claims and other Total December 31, 2023 1,089 186 656 111 142 1,095 Additions, monetary adjustments and exchange variation 239 77 109 7 46 239 Payments (54) (43) (8) - (3) (54) Reversals (*) (429) (28) (389) - (13) (430) Disposals due to sale of investments in subsidiaries - (2) (3) - - (5) December 31, 2024 845 190 365 118 172 845 Additions, monetary adjustments and exchange variation 204 53 95 10 46 204 Payments (49) (45) (3) - (1) (49) Reversals (*) (78) (38) (21) - (19) (78) December 31, 2025 922 160 436 128 198 922 (*) A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount. 22.2 Contingent liabilities The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company’s Management, based on its evaluation and that of its external legal advisors, are disclosed as follows: Consolidated 2025 2024 Tax claims 29,143 26,469 Civil claims - Other 747 795 Social security claims 784 770 Environmental claims 827 705 Labor claims 666 683 Other lawsuits 457 423 Total 32,624 29,845 The contingent liabilities associated with the geological event in Alagoas are disclosed in a specific note (23.1). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 83 22.2.1 Breakdown of contingent liabilities Description of tax lawsuits Estimate 2025 2024 Taxing Entity: Federal Government 1) IR/CSL tax: Tax-deficiency notices related to calendar years 2018 to 2022, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notifications also involved non-deductibility of interest rates due to a different understanding regarding the sub-capitalization limit and its tax effects. At 31st December 2025, the contingency amount was increased by R$ 11.8 billion as a result of receiving the tax-deficiency notice for the calendar years 2020 to 2022. At 31st December 2025, the contingency amount was also reduced by R$ 1.3 billion as a result of the conclusion of the tax-deficiency notice for the calendar years 2015 and 2016. This reduction was achieved through partial favorable outcome in the lawsuit and payment of the remaining balance with discounts and the use of tax loss carryforwards, in accordance with the benefits provided by Federal Law 14,689/2023 (the CARF Law). The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax-deficiency notice. Regarding the period not included in the tax-deficiency notice, in the fiscal year ended on December 31, 2025, the amount is R$ 1.7 billion (2024: R$ 9.4 billion). 19,306 15,876 2) Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The Company pledged performance bonds and deposits at their full amount. As of December 31, 2025, the contingency amount was reduced by R$ 163 as a result of favorable outcomes in administrative proceedings. 1,511 1,618 3) PIS/Cofins: The Company was questioned by the Brazilian Federal Revenue Service regarding various federal taxes offset against non-cumulative PIS and COFINS credits generated as a result of the exclusion of ICMS from the calculation bases of such contributions, which were supported by final and unappealable court decisions. The cases are currently at the administrative level. In the last quarter of 2025, part of the contingency, in the amount of R$ 913, had its loss assessment revised to remote, due to the outcome of a Tax Audit that was partially favorable to the Company. In March 2026, the Company became aware of a non-final administrative decision that partially recognized the credits under discussion, which led to a further adjustment of the loss assessment, in the amount of R$ 410. 23 1,246 4) IR/CSL tax: Tax-deficiency notices related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad. The lawsuits are in administrative phase. 1,161 1,079 5) IR/CSL: Tax-deficiency notices resulting from the deduction of amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired in 2002. The lawsuits are in administrative and legal phases, and The Company pledged performance bond at their full amount. 1,126 1,070 6) IR/CSL rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The lawsuits are in administrative and legal phases, and the Company pledged performance bonds at their full amount. In April 2025, two new tax-deficiency notices were received, resulting in an increase in this contingency amount. 795 568 7) IR/CSL: Tax deficiency notices related to the offsetting of tax losses and social contribution tax loss carryforwards against IR and CSL liabilities, during merger events, without observing the 30% limit. The lawsuits are in the judicial phase, and the Company pledged performance bonds at their full amount. The constitutionality of applying this limit in cases of dissolution of a legal entity has had general repercussion recognized by the Federal Supreme Court (Matter 1401) and is pending judgment. One of the lawsuits, in the amount of R$62, had its prognosis changed to probable loss in February 2026, due to the impossibility of staying the proceedings to await the binding outcome of the discussion. 282 324 8) Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from November 2000 to January 2001, November 2001 to June 2002, January 2016 to July 2018, and January to December 2020. The lawsuits are in administrative and legal phases, and the Company pledged performance bonds at their full amount. 222 205 9) PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are in the legal phase, and the Company pledged bank guarantees and performance bonds at their full amount. 160 146 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 84 10) IR/CSL rate: Tax-deficiency notice arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of IRRF tax on them. The lawsuit is in administrative phase. 156 146 11) PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are in the legal phase, and the Company pledged performance bonds at their full amount. 137 132 Taxing Entity: State Government of Alagoas 12) ICMS tax: Tax-deficiency notices related to calendar years 2015 to 2020, due to lack of ICMS reversal on output with tax deferral. The lawsuits are in administrative phase. 822 746 Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas 13) ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; (v) fines for lack of registration of invoices. In the fourth quarter of 2025, the contingency was reduced by R$ 61 as a result of the conclusion of administrative and legal proceedings, owing to favorable outcomes and payments. The lawsuits are in the administrative and legal phases, and The Company pledged bank guarantees, performance bonds and judicial deposits at their full amount. 632 708 Taxing Entity: State Government of Bahia 14) ICMS: Charges due to (i) lack of reversal of credits on inputs used in the production of gasoline and LPG, taxed by the single-phase ICMS, and (ii) offsetting of the single-phase ICMS debts from the sale of these products with the ICMS credits accrued from other operations. The lawsuits are under discussion in the administrative phase. 1,084 1,005 15) Sundry tax lawsuits 1,726 1,600 Total tax lawsuits 29,143 26,469 Description of civil lawsuits Estimate 2025 2024 Plaintiff: Resibril Química S.A. ("Resibril") 1) Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment. 415 375 2) Sundry civil lawsuits 332 420 Total civil lawsuits 747 795 Description of social security lawsuits Estimate 2025 2024 Plaintiff: Former team members 1) Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 592 lawsuits (2024:656) filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, additional of 90%, and Objection to legality of Withdrawal of Sponsorship. 603 605 2) Sundry social security lawsuits 181 165 Total social security lawsuits 784 770 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 85 Description of environmental lawsuits Estimate 2025 2024 Plaintiff: São Paulo State Prosecution Office 1) Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages. After Braskem filed its defense in December 2020, the lawsuit remains awaiting expert evidence. 282 253 Plaintiff: Local Government of Ulianópolis - Pará 2) Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered staying the case, in order for the parties to attempt a settlement. 477 437 3) Sundry environmental lawsuits 68 15 Total environmental lawsuits 827 705 Description of other lawsuits Estimate 2025 2024 Plaintiff: Américo Vinícius de Carvalho and Others The Company has a collection suit in the liquidation phase of a judgment resulting from a lawsuit filed in 1988. Polialden Petroquímica S.A. ("Polialden"), merged by Braskem, was ordered to pay the distribution of remaining profits to the plaintiffs (preferred shareholders) who were non-controlling shareholders. The parties are to comment on the accounting expert report submitted by the court-appointed expert. The Management, based on its evaluation and that of external legal advisors, has recorded a provision on December 31, 2025 of R$ 26 (2024: R$ 25). The amount considered as a possible loss is R$ 331 (2024: R$ 307), so that the total amount involved in the lawsuit is R$ 357 (2024: R$ 332). 331 307 2) Sundry other lawsuits 126 116 Total other lawsuits 457 423 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 86 23 Geological event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress: i) Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed; ii) Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; iv) Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS); and Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 87 v) Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$ 1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the R$ 1.2 billion established in the State Agreement, R$ 139 million (on an updated basis) had already been paid. The remaining balance must be paid in 10 adjusted variable annual installments, mainly after 2030, considering the Company’s payment capacity. The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2025 and 2024: 2025 2024 Balance at the beginning of the year 5,570 5,240 - - Provisions (*) 320 2,237 Payments and reclassifications (**) (2,594) (2,052) Realization of present value adjustment 207 145 - - Total 3,503 5,570 Current liability 1,107 2,436 Non-current liability 2,396 3,134 Total 3,503 5,570 (*) a) The variation in the provision for the fiscal year ended December 31, 2025 mainly refers to: (i) the signing of the Instrument of Agreement with the State of Alagoas; (ii) reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and (iii) the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years. In the fiscal year 2024, the variation in the provision was mainly caused by: (i) the update of cost estimates related to the closing of mining areas; (ii) the implementation and advancement in the maturity of projects; and (iii) initiatives and programs present in Alagoas. b) Includes inflation/foreign exchange adjustment of R$ (4) (2024: R$ 114) reported under Financial expenses. (**) Of this amount, R$ 1,348 (2024: R$ 1,819) refers to payments made and reclassifications of R$ 1,246 (2024: R$ 233) to Other liabilities, which totals a balance of R$ 1,416 (2024: R$ 478) referring to accounts payable for the Geological event – Alagoas. The current provision can be segregated into the following action fronts: a. Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map, including indemnifications that require special measures for relocation, such as hospitals, schools and public equipment, either pertaining to private entities or the government. These actions have a provision of R$ 192 (2024: R$ 997) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 88 The closure plan of 35 mining areas currently considers the following: i) 18 cavities are expected to be filled with solid material with priority. To date, 6 cavities have already been filled with sand, 4 cavities reached the technical filling limit, 6 cavities are in the filling process, and 2 cavities are in the preparation and planning activities; ii) 6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned amount of R$ 1,730 (2024: R$ 2,607) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, occurred in December 2023, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis and Environmental Plan to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, were completed. The report was submitted to the authorities. c. Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 3 are in progress and the remaining 2 projects are in the planning stages. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (2 are completed and 8 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$ 793 (2024: R$1,141). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 89 d. Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The current balance of additional measures described in this item totals R$ 788 (2024: R$ 825). On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The remaining balance, classified to Other liabilities, must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit. The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents and other new developments in the matter. The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress, and additional measures may become necessary and will be implemented as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private entities and government authorities about other indemnification claims, deepening its understanding, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or their scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024. The Company reaffirms that it is, and has always been, available to the authorities and will provide its statements at the appropriate time in the legal proceedings. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 90 Furthermore, it is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions. 23.1 Lawsuits in progress The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows: 2025 2024 Civil claims - Alagoas (*) 8,036 9,241 Environmental claims - Alagoas 96 85 Total (**) 8,132 9,326 (*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$ 103. (**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 91 In the context of this event, the main lawsuits filed against the Company are: Description of civil lawsuits Estimate 2025 2024 1) Public-Interest Civil Action - Reparation for Residents – Map Version 5 Plaintiffs: Federal Prosecution Office, Federal Public Defender’s Office and Alagoas State Prosecution Office On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against Braskem: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damages to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. Although the preliminary injunctions were granted by the lower court on November 30, 2023, their effects were suspended on January 22, 2024, by the 5th Regional Federal Court (“TRF5”) in an appeal filed by Braskem. The appeal was heard on February 27, 2025, and, in merit, was granted in its entirety, eliminating the effects of the lower court's preliminary injunction. In June 2025, plaintiffs reiterated their request for evidentiary protection, seeking voluntary relocation for residents of a specific area of the Bom Parto neighborhood. On September 3, 2025, a decision was issued granting an evidentiary injunction to order the inclusion, in the PCF, of 13 properties from a specific area of the Bom Parto neighborhood, which had previously been condemned by the Municipal Civil Defense. On October 10, 2025, following an appeal by Braskem, the TRF5 issued a decision suspending the effects of the ruling that had granted evidentiary relief. 1,245 1,113 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 92 2) Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering Plaintiff: State Public Defender's Office of Alagoas In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender’s Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for “illicit profit,” with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. On April 12, 2024, these preliminary claims were rejected by the court. On November 27, 2025, the TRF5 unanimously upheld Braskem's appeal, filed in July 2025, recognizing the lack of standing of the DPE as well as the validity of the agreement/res judicata, resulting in the dismissal of the case. On January 6, 2026, the DPE submitted a petition requesting that the trial session be declared null and void. On March 17, 2026, a judgment was rendered by the 3rd Federal Court dismissing this Public Civil Action, based on binding precedent set by the TRF5. 182 162 3) Public-Interest Civil Action - Border Area Entrepreneurs Plaintiff: State Public Defender's Office of Alagoas and Association of Entrepreneurs and Victims of Braskem In January 2026, the Company became aware of the Public Civil Action filed by the DPE and the Association of Entrepreneurs and Victims of Braskem, seeking to hold Braskem liable for damages allegedly suffered by entrepreneurs who conduct economic activities along the boundary of the Civil Defense Map, including Area 01. As a preliminary injunction, the plaintiffs seek the creation of an emergency support fund for entrepreneurs, with an initial contribution of R$ 400 thousand by Braskem to subsidize loans for the benefit of the entrepreneurs. On the merits, they seek compensation for actual damages (including real estate devaluation, loss of improvements, and other property losses), loss of profits, loss of business goodwill, individual and collective moral damages, existential damages, and social damages. The Company submitted its defense on February 20, 2026. 2,000 - 4) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”) Plaintiff: Federal Public Defender’s Office In November 2021, the Company became aware of the Public-interest civil action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is still pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied. - - Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 93 5) Public-Interest Civil - Review of terms of the Flexal Agreement Plaintiff: Alagoas State Public Defender’s Office In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE. The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. On August 19, 2025, the appeals of both Braskem and the Federal Government were upheld on their merits, resulting in the reversal of the lower court’s ruling, the recognition of the validity of the agreement, and the annulment of the financial penalties previously imposed. The appeals of the State of Alagoas and the DPE were denied. On October 30, 2025, the TRF5 unanimously granted Braskem's interlocutory appeal and overturned the lower court's ruling that had ordered an anthropological expert examination. 345 2,137 6) Public-Interest Civil Action - Fishermen Reparation In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award. The action was suspended by the TRF5 pending the judgment of the interlocutory appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. On November 13, 2025, the TRF5 denied the appeal, and the Company filed another appeal. 1,970 1,767 7) Action against the Violation of a Constitutional Fundamental Right (“ADPF”) Plaintiff: Alagoas State Governor On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - - Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 94 8) Indemnity Claim Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”) On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the Technical Terms of the Cooperation (operational) agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. Braskem entered into memoranda of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. After the suspension period ended, on September 18, 2025, Braskem submitted its defense, and on October 15, 2025, CBTU filed a reply with its considerations. In the extrajudicial sphere, on August 26, 2025, CBTU and Braskem entered into a technical cooperation agreement aimed at enabling the road requalification of the railway section whose operations were suspended, reinforcing the understanding regarding the safe resumption of remodeling services in the mentioned section. 1,528 1,492 9) Indemnity Claim - Pinheiro District Property Plaintiff: Construtora Humberto Lobo In July 2019, the Company became aware of the action for damages claiming that the plaintiff suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. Appeals filed by the parties are pending judgment. 1 1 10) Indemnity Claim Plaintiff: State of Alagoas In March 2023, the Company became aware of the indemnity claim requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. An Instrument of Appeal was filed by Braskem. The preliminary injunction was granted. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas declared the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas. In May 2025, a decision was issued suspending the transfer of the case to the Federal Court in a new appeal filed by the State of Alagoas. On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, comprehensive and complete settlement agreement, fully releasing and extinguishing this compensation claim. On January 7, 2026, the Federal Court issued a decision approving the agreement, pending final judgment due to an appeal filed by the Federal Public Prosecutor's Office and the Public Defender's Office. - 1,493 11) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected The Company is defendant in several other actions filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió. 765 1,076 Total civil lawsuits 8,036 9,241 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 95 Description of environmental lawsuits Estimate 2025 2024 1) Notice of violation Plaintiff: Environment Institute of Alagoas State (“IMA”) On December 4, 2023, the IMA issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On December 9, 2025, the IMA denied the final appeal submitted by Braskem, concluding the process at the administrative level. Braskem will seek judicial review of the notice of violation. 88 79 2) Sundry environmental lawsuits 8 6 Total environmental lawsuits 96 85 Total lawsuits with probability of possible loss 8,132 9,326 24 Benefits offered to employees 24.1 Short-term benefits The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated. The amounts recognized in profit or loss were: Consolidated Parent company 2025 2024 2025 2024 Health care 323 301 220 202 Pension plan 131 114 68 55 Transport 92 92 82 83 Meals 72 66 53 47 Life insurance 16 12 6 6 Training 12 19 4 7 Other 21 21 1 2 667 625 434 402 24.2 Long-term incentive plan (“ILP Plan”) The Company offers share-based Long-Term Incentive Plans through the granting of Restricted Shares or Cash Settlement (“LTI Plan”), to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company. The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 96 When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, when applicable, which are held in treasury or acquired through repurchase program. If the transfer of restricted shares is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the Reference Share Price traded on stock exchange. The fair value of shares on the grant date is recognized on a straight-line basis under personnel expenses during the vesting period, reflecting the expected number of shares that will meet the conditions to obtain the right, in such a way that the end amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date. In the case of restricted shares, the fair value is determined at the grant date based on the market value of the Company’s shares on the stock exchange and is recognized over the vesting period. For cash-settled share-based payments, the fair value is measured at each reporting date up to the settlement date, based on the market value of the Company’s shares on the stock exchange. The form of settlement of the LTI Plan determines the corresponding entry of expenses, which is recognized under equity for payment of shares and recognized under liabilities for cash payment, with the liability remeasured on each reporting date and on the settlement date, based on the American Depositary Receipt price. Any changes in the fair value of the liability are recognized as personnel expenses. The programs listed below were approved by the Board of Directors under the terms and conditions of the LTI Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired. Flat Grant Date End of Grace Period Settlement Method Qty. on 12/31/2023 Granted Qty. (-) Canceled (-) Exercised Qty. on 12/31/2024 (+) Granted (-) Canceled (-) Exercised Qty on 12/31/2025 Fair value of the share R$* 2021 Plan 05/10/21 05/10/24 Shares 516,539 - (9,173) - (507,366) - - - - - - - - - - - - 2021 Plan 05/10/21 05/10/24 Cash 140,900 - (948) - (139,952) - - - - - - - - - - - - - - - - - - - - - - - - - - - - - 2022 Plan 05/17/22 05/17/25 Shares 505,408 - (9,488) - (116,140) - 379,780 - - - - - (379,780) - - - - 2022 Plan 05/17/22 05/17/25 Cash 131,787 - (9,774) - (1,501) - 120,512 - - - (1,518) - (118,994) - - - - - - - - - - - - - - - - - - - - - 2023 Plan 09/06/23 09/06/26 Shares 931,050 - (23,076) - (337,838) - 570,136 - - - (27,326) - (62,866) - 479,944 - 23.02 2023 Plan 09/06/23 09/06/26 Cash 208,206 - (22,332) - (4,052) - 181,822 - - - (7,234) - (21,414) - 153,174 - 14.91 - - - - - - - - - - - - - - - - - 2024 Plan 06/05/24 06/06/27 Shares - 1,500,574 - - (546,055) - 954,519 - - - (87,421) - (65,263) - 801,835 - 18.19 2024 Plan 06/05/24 06/06/27 Cash - 350,753 (13,621) - (1,629) - 335,503 - - - (9,460) - (17,177) - 308,866 - 14.91 - - - - - - - - - - - - - - - - - 2025 Plan 06/16/25 06/16/28 Shares - - - - - - - - 1,999,093 - (184,313) - (115,091) - 1,699,689 - 10.15 2025 Plan 06/16/25 06/16/28 Cash - - - - - - - - 496,690 - (9,375) - (19,663) - 467,652 - 14.91 (*) (i) Values in monetary units; (ii) The fair value of the cash-settled plans is USD 2.71, presented in Brazilian Reais. On December 31, 2025, the amount recorded as LTI plan in capital reserve under equity is R$ 23 (2024: R$ 24). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 97 24.3 Post-employment benefits (i) Defined contributions plans The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible. (ii) Defined benefit plans The Company’s net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan’s assets. The calculation of the obligation of the defined benefit plan is made annually by a qualified actuary using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive (loss) income. (iii) Health care The Company’s net obligation for health care is the estimated amount of future benefit that employees will receive in return for services provided in the prior periods. Such amount is discounted to its present value and remeasurements are recognized in profit or loss for the fiscal year. The calculation of health care obligations mainly considers the Company’s aging and premium history, medical cost inflation and new technologies. (a) Amounts in statement of financial position Consolidated 2025 2024 Novamont Braskem America (i) - 70 Pension plan Braskem Idesa 38 33 Pension plan Braskem Europe and Netherlands 177 190 Defined benefit 215 293 Health care (ii) 293 325 Bradesco saúde Total obligations 508 618 Fair value of plan assets (i) (2) (67) Consolidated net balance (non-current liabilities) 506 551 (i) In April 2025, Braskem America formally resolved to terminate the Novamont Plan, a decision that was also ratified by the local trade union. In October 2025, an agreement was signed with Delaware Life Insurance Company (“Delaware Life”), the company selected to serve as the insurer for future payments to plan participants, and the settlement of the updated obligations was completed. In November Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 98 2025, the risks previously assumed under the plan by Braskem America were transferred to Delaware Life, resulting in no remaining liability for Braskem as of December 31, 2025. (ii) According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company’s part + participant’s part). (b) Change in obligations and fair value Consolidated 2025 2024 Health Benefit Health Benefit care plans Total care plans Total Balance at beginning of year 325 293 618 368 252 620 Current service cost 4 8 12 5 9 14 Interest cost 34 13 47 31 14 45 Benefits paid (16) (79) (95) (17) (7) (24) Actuarial losses (gain) (54) (15) (69) (62) 4 (58) Exchange variation - (5) (5) - 21 21 Balance at the end of the year 293 215 508 325 293 618 On December 31, 2025, the balance of the fair value of assets represented by the assets of the Novamont defined benefit plan, was written off due to the termination of the plan. (c) Actuarial assumptions (%) 2025 2024 Health Pension plan Pension plan Health Pension plan Pension plan care Europe Netherlands care Europe Netherlands Discount rate 7.22 3.50 3.50 7.46 3.10 3.10 Inflation rate 3.00 2.00 2.00 3.00 2.00 2.00 Rate of increase in future salary levels n/a 3.25 3.25 n/a 3.25 3.25 Rate of increase in future pension plan n/a 2.00 2.00 n/a 2.25 2.25 Aging factor 2.50 n/a n/a 2.50 n/a n/a Medical inflation 3.25 n/a n/a 3.25 n/a n/a Duration (in years) 10.17 n/a n/a 12.12 n/a n/a (d) Sensitivity analysis Impact on the defined benefit obligation Premise change Premise increase Premise reduction Health care Pension plan Health care Pension plan Health care Pension plan Discount rate 1.0% 0.25% 25 (5) 29 6 Rate of increase in future pension plan 1.0% 0.25% (7) 5 (7) (5) Life expectancy 1.0% 1 ano 34 4 (28) (5) Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 99 25 Equity 25.1 Capital On December 31, 2025, the Company’s subscribed and paid-up capital stock amounted to R$ 8,043 and comprised 797,207,834 shares with no par value, distributed as follows: Amount of shares Common Preferred shares Preferred shares shares % class A % class B % Total % Novonor 226,334,623 50.11 79,182,498 22.95 - - 305,517,121 38.32 Petrobras 212,426,952 47.03 75,761,739 21.96 - - 288,188,691 36.15 ADR (i) - - 72,847,538 21.11 - - 72,847,538 9.14 Norges Bank - - 20,055,762 5.81 - - 20,055,762 2.52 Other 12,907,077 2.86 97,212,828 28.17 478,790 100.00 110,598,695 13.87 Total 451,668,652 100.00 345,060,365 100.00 478,790 100.00 797,207,807 100.00 Treasury shares - - 27 - - - 27 - Total 451,668,652 100.00 345,060,392 100.00 478,790 100.00 797,207,834 100.00 Authorized 535,661,731 616,682,421 593,818 1,152,937,970 (i) American Depositary Receipt (“ADR”), traded on the New York Stock Exchange (NYSE), United States. 25.2 Share rights Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In 2025, R$ 3 was paid to members of the LTI 2022 Program (2024: R$ 8, relating to the LTI 2021 Program), without delivery of shares. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 100 26 Earnings (loss) per share Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 25.2, particularly in relation to the limited rights enjoyed by class “B” preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class “A” preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution. Class A preferred shares are entitled to dividends jointly with the common shares after the mandatory dividends have been attributed, in accordance with the formula provided for in the Company’s bylaws, as described in Note 25.2, and there is no higher limit for their participation. The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share. 2025 2024 Basic and diluted Basic and diluted Loss for the year attributed to Company's shareholders (9,880) (11,320) - - Reconciliation of income available for distribution, by class (numerator): Common shares (5,598) (6,413) Preferred shares class "A" (4,276) (4,900) Preferred shares class "B" (6) (7) (9,880) (11,320) Weighted average number of shares, by class (denominator): Common shares 451,668,652 451,668,652 Preferred shares class "A" 345,060,365 345,060,365 Preferred shares class "B" 478,790 478,790 797,207,807 797,207,807 Loss per share (in R$) Common shares (12.3926) (14.1998) Preferred shares class "A" (12.3926) (14.1998) Preferred shares class "B" (12.3926) (14.1998) In the financial years 2025 and 2024, there was no change in the number of the Company’s shares outstanding, and therefore the bases used for the calculation of basic and diluted earnings per share remained unchanged. As a result of the losses incurred in the financial years 2025 and 2024, there were no instruments with potential dilutive effect. Accordingly, diluted loss per share equals basic loss per share. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 101 27 Net revenue Consolidated Parent company 2025 2024 2025 2024 Sales revenue 82,091 90,080 61,895 65,446 Taxes (11,085) (12,372) (11,004) (12,250) Sales returns (289) (297) (204) (182) Net sales and services revenue 70,717 77,411 50,687 53,014 Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of the Company’s sales are made to industrial customers and, in a lower volume, to resellers. The specific moment when the Company satisfies a performance obligation by transferring a promised good or service to the client is determined as follows: (i) for contracts under which the Company is responsible for the freight and insurance, the legal rights and the risks and benefits are transferred to the client when the goods are delivered at the destination established in the contract; (ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client’s carrier; and (iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership. (a) Net revenue by country Consolidated 2025 2024 Brazil 42,789 44,300 Domestic Market 42,789 44,300 United States 10,848 13,235 Americas (except United States) 7,892 8,655 Europe 6,481 7,121 Asia 2,142 2,692 Others 565 1,408 Foreign market 27,928 33,111 Net sales and services revenue 70,717 77,411 Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 102 (b) Net revenue by product Consolidated 2025 2024 Polietileno/Polipropileno 47,450 - 50,361 Éter Etil Terciário-Butílico /Gasolina 5,471 - 5,988 Benzeno/Tolueno/Xileno 3,978 - 4,966 Eteno/Propeno 4,637 - 4,793 Policloreto de vinila /Soda Cáustica 3,202 - 3,433 Outros 2,653 - 2,744 Butadieno 1,696 - 1,940 Cumeno 955 - 1,332 Solventes 543 - 619 Nafta, condensado e outras revendas 132 - 1,235 Receita líquida de vendas e serviços 70,717 77,411 (c) Main clients The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2025, the most significant revenue from a single client amount to approximately 2.7% of total net revenues of the Company and refers to the sale of resins. 28 Tax incentives (a) SUDENE - IR Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC in the state of Alagoas; and (ii) Chemicals, PE and PVC units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department (“SUDENE”) is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. In 2024, the Company renewed the incentive with the granting authority for the plants located in Bahia with an operational period until 2033. For Alagoas, the renewal is still under review by the agency. In 2025, the Company also recorded a tax loss and, for such reason, did not make use of tax benefits. (b) PRODESIN - ICMS Since 2010, the Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program (“PRODESIN”), which are aimed at implementing and expanding a plant in that state. In 2025, the amount was R$ 58 (2024: R$ 28). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 103 29 Financial results Transactions in foreign currencies are translated into the respective functional currency of the Company’s subsidiaries at the exchange rates in effect on the transaction dates. Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship. Consolidated Parent company 2025 2024 2025 2024 Financial income Interest income 726 1,256 447 891 Inflation indexation income on tax assets (i) 1,128 105 1,127 105 Adjustment to present value - appropriation 191 273 166 147 Other 245 85 211 45 Total 2,290 1,719 1,951 1,188 Financial expenses Interest expenses (4,945) (5,173) (5,312) (5,072) Adjustment to present value - appropriation (861) (920) (952) (966) Interest expenses on leases (305) (264) (165) (189) Other (691) (496) (380) (170) Total (6,802) (6,853) (6,809) (6,397) Derivatives and exchange rate variations, net Exchange variation on financial assets 575 1,115 (44) 1,072 Exchange variation on financial liabilities 2,951 (12,668) 3,107 (10,196) Gain on derivatives - 66 - Losses on derivatives (52) (33) (48) (33) Total 3,474 (11,520) 3,015 (9,157) Total (1,038) (16,654) (1,843) (14,366) (i) Includes R$ 891 relating to the inflation indexation of the CIDE deduction credit in PIS/COFINS and R$ 132 to the inflation indexation of the REIQ (Note 9). The effects from exchange variations on the Company’s transactions are due to the depreciation of Brazilian Real and Mexican peso, according to the following: End of year rate Average rate 2025 2024 Variation 2025 2024 Variation U.S. dollar - Brazilizan real 5.5024 6.1923 -11.14% 5.5855 5.3920 3.59% Euro - Brazilizan real 6.4692 6.4363 0.51% 6.3095 5.8340 8.15% Mexican peso - Brazilizan real 0.3064 0.2986 2.61% 0.2913 0.2940 -0.91% U.S. dollar - Mexican peso 17.9709 20.7505 -13.40% 19.1930 18.1605 5.69% U.S. dollar - Euro 0.8506 0.9621 -11.59% 0.8857 0.9242 -4.17% Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 104 30 Expenses by nature and function Consolidated Parent company 2025 2024 2025 2024 Classification by nature: Raw materials other inputs (54,785) (58,447) (42,297) (44,338) Personnel expenses (4,278) (4,143) (2,590) (2,582) Outsourced services (2,833) (3,115) (2,057) (2,313) Depreciation and amortization (4,673) (4,950) (2,826) (3,068) Freights (4,011) (4,165) (1,354) (1,359) Idle industrial plants (488) (624) (313) (447) Alagoas geological event (Note 23) (320) (2,123) (320) (2,123) Industrial transformation in Alagoas (Note 1) (781) - (781) - Impairment - CGU Braskem Idesa (Note 12 (b)) (1,446) - - - Other income (i) 3,213 978 2,950 1,200 Other expenses (2,131) (1,880) (1,352) (1,155) Total (72,533) (78,469) (50,940) (56,185) Classification by function: Cost of products sold (69,161) (71,414) (49,515) (51,438) Selling and distribution (2,067) (1,991) (1,038) (1,053) (Loss for) Reversal of impairment of trade accounts receivable and others from clients (125) 108 (114) 98 General and administrative (2,615) (2,639) (1,613) (1,608) Research and development (460) (463) (201) (202) Other income (i) 3,213 978 2,950 1,200 Other expenses (ii) (1,318) (3,048) (1,409) (3,182) Total (72,533) (78,469) (50,940) (56,185) (i) In 2025, mainly refers to: (i) the recognition of tax credits related to Cide-Fuels paid from the PIS/COFINS amounts due on gasoline sales totaling R$ 1,670 (Note 9); (ii) the recognition of remaining PIS and COFINS credits totaling R$ 293, related to the exclusion of ICMS from the calculation base of these contributions; (iii) the recognition of PIS and COFINS credits totaling R$ 465 related to the REIQ, calculated in accordance with current legislation, which may be offset against federal taxes, subject to applicable deadlines and legal conditions; and (iv) the write-off of withholding tax in the amount of R$ 161 by Braskem Netherlands, related to the concepts of international tax reform (Pillar Two). In 2024, it refers mainly to the gain from the sale of control of Cetrel. (ii) In 2025, mainly refers to the impairment of goodwill in the amount of R$ 192, as detailed in Note 1, as well as to the result of the disposal of assets related to receivables and investment fund units, with the recognition of R$ 208 under Other expenses and R$ 108 under Other financial income in the financial result (see Note 28). Expenses related to the geological event in Alagoas represented R$ 324 in 2025 (2024: R$ 2,123). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 105 31 Segment information The Company’s organizational structure is formed by the following segments: - Brazil: includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda. - United States and Europe: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America, Braskem Netherlands and Braskem Europe, respectively. - Mexico: comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa. (a) Presentation, measurement and reconciliation of segment results Information by segment is generated in accounting records, which are reflected in the financial statements. The operating segments are stated based on the results of operations. The eliminations and reclassifications line are mainly represented by purchases and sales between the Company’s reportable segments. Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the financial information. Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 106 (b) Results by segment 2025 Operating expenses Cost of Selling, general, Results from Other operating Profit(loss) before financial expenses and taxes Net products Gross and distributuon equity-accounted income revenue sold profit expenses (i) investees (expenses), net Reporting segments Brazil (ii) 51,774 (48,651) 3,123 (1,914) - 1,423 2,632 USA and Europe 16,400 (16,279) 121 (1,081) - 242 (718) Mexico (iii) 4,103 (6,200) (2,097) (664) - 370 (2,391) Total reportable segments 72,277 (71,130) 1,147 (3,659) - 2,035 (477) Other segments 1,197 (587) 610 13 9 (288) 344 Corporate unit - - - (1,784) - 273 (1,511) Braskem consolidated before eliminations and reclassifications 73,474 (71,717) 1,757 (5,430) 9 2,020 (1,644) Eliminations and reclassifications (2,757) 2,556 (201) 163 - (125) (163) Total 70,717 (69,161) 1,556 (5,267) 9 1,895 (1,807) 2024 Operating expenses Cost of Selling, general, Results from Other operating Profit(loss) before financial expenses and taxes Net products Gross and distributuon equity-accounted income revenue sold profit expenses (i) investees (expenses), net Reporting segments Brazil 54,844 (50,600) 4,244 (1,623) - (2,502) 119 USA and Europe 19,444 (18,026) 1,418 (829) - (47) 542 Mexico 5,148 (4,501) 647 (569) - 52 130 Total reportable segments 79,436 (73,127) 6,309 (3,021) - (2,497) 791 Other segments 736 (351) 385 41 (21) (119) 286 Corporate unit - - - (2,079) - 651 (1,428) Braskem consolidated before eliminations and reclassifications 80,172 (73,478) 6,694 (5,059) (21) (1,965) (351) Eliminations and reclassifications (2,761) 2,064 (697) 74 - (105) (728) Total 77,411 (71,414) 5,997 (4,985) (21) (2,070) (1,079) (i) Includes the balances of research and development expenses and ECL. (ii) In 2025, includes impairment of assets allocated to the Northeast CGU, amounting to R$ 651, as detailed in Note 12(b). (iii) In 2025, includes impairment of assets of the Braskem Idesa CGU, amounting to R$ 1,446, as detailed in Note 12(b). The total depreciation and amortization balances allocated to the segments were as follows: Brazil R$ 2,257 (2024: R$ 2,362), United States and Europe R$ 406 (2024: R$ 371), and Mexico R$ 975 (2024: R$ 989). Braskem S.A. Notes to the consolidated and parent company financial statements at December 31, 2025 All amounts in millions of Reais, except as otherwise stated 107 (a) Assets by segment Consolidated 2025 Investments Property, plant and equipment Intangible assets Right of use of assets Other receivables (i) Brazil (ii) 456 16,404 2,381 1,541 3,747 USA and Europe 38 6,591 24 2,145 88 Mexico (iii) - 14,478 566 143 291 Unallocated amounts - 106 92 55 227 Total reportable segments 494 37,579 3,063 3,884 4,353 Consolidated 2024 Investments Property, plant and equipment Intangible assets Right of use of assets Other receivables (i) Brazil 381 16,748 2,690 1,883 615 USA and Europe 57 7,850 106 1,457 1,560 Mexico - 15,718 566 318 299 Unallocated amounts - 101 25 61 122 Total reportable segments 438 40,417 3,387 3,719 2,596 (i) Refers to the non-current items of recoverable taxes, income taxes, judicial deposits and other assets. (ii) In 2025, includes impairment of assets of the Northeast CGU, comprising: (i) R$ 459 related to property, plant and equipment; and (ii) R$ 192 related to goodwill. (iii) In 2025, includes impairment of assets of the Braskem Idesa CGU, comprising: (i) R$ 1,315 related to property, plant and equipment; (ii) R$ 52 related to intangible assets; and (iii) R$ 101 related to right-of-use assets. 32 Contractual obligations The Company has long-term commitments for the purchase of feedstock. As of December 31, 2025, these commitments amounted to R$ 13,583 (2024: R$ 8,355) and are expected to be settled by 2045. 33 Subsequent events a) As disclosed in Note 23.1, item 3, in January 2026, the Company became aware of the filing of a Public Civil Action by the Public Defender’s Office and the Association of Entrepreneurs and Victims of Braskem, seeking compensation for material and moral damages allegedly suffered by entrepreneurs operating businesses in the border area of the map. Additionally, as a preliminary injunction, the plaintiffs request the creation of an emergency support fund for entrepreneurs, with an initial contribution of R$ 400 thousand by Braskem to subsidize loans for the benefit of the entrepreneurs. The plaintiffs assigned a value of R$ 2 billion to the claim. Based on the opinion of its external legal counsel, the Company classifies the likelihood of loss in this action as possible. b) In the first quarter of 2026, the Company was notified of two new tax assessments totaling R$ 1.2 billion, relating to various federal taxes offset against non-cumulative PIS and COFINS credits generated as a result of the exclusion of ICMS from the calculation bases of such contributions. Based on the opinion of its external legal counsel, the Company assesses the likelihood of loss in this action as possible.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.